EXHIBIT 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of November 14, 2013,

among

BLUE EAGLE HOLDINGS, L.P.,

BLUE EAGLE ACQUISITION SUB, INC.

and

INNOTRAC CORPORATION

*The filed version of this Agreement and Plan of Merger omits the Disclosure Schedules identified in the text of this Agreement. The registrant agrees to furnish supplementally a copy of any omitted schedule to the Securities & Exchange Commission upon request.

-i-

Annex I	Officers of Surviving Corporation
Annex II	Index of Defined Terms
Annex III	Conditions to the Offer

-ii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 14, 2013, is among Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), Blue Eagle Acquisition Sub, Inc., a Georgia corporation and a wholly owned Subsidiary of Parent (“Purchaser”), and Innotrac Corporation, a Georgia corporation (the “Company”). Capitalized terms used in this Agreement are used as defined in Section 8.03.

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth herein, Parent has agreed to cause Purchaser to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Company, par value $0.10 per share (the “Common Stock”), at a price per share of Common Stock of $8.20 (such amount or any other amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), payable to the seller thereof in cash, without interest, subject to any withholding of taxes required by applicable Law;

WHEREAS, immediately following the Offer Closing and upon the terms and subject to the conditions set forth herein, Purchaser will be merged with and into the Company with the Company as the Surviving Corporation (the “Merger,” and together with the Offer, the Top-Up Option (including the issuance of newly-issued shares of Common Stock pursuant to the exercise thereof in accordance with the terms of this Agreement) and the other transactions contemplated by this Agreement, the “Transaction”) in accordance with the Georgia Business Corporation Code (as amended, the “GBCC”), whereby each issued and outstanding share of Common Stock (other than Excluded Shares) will be converted into the right to receive the Offer Price in cash, without interest, subject to any withholding of taxes required by applicable Law;

WHEREAS, the Board of Directors of the Company (the “Board”) formed a standing committee of the Board, consisting only of independent and disinterested members of the Board, for the purpose of evaluating strategic opportunities and alternatives for the Company (the “Committee”);

WHEREAS, the Committee evaluated and made a unanimous recommendation to the full Board to approve the execution, delivery and performance of this Agreement and the Transaction, and, in the event that the shareholders of the Company must vote to approve the Merger in order to consummate the Transaction, to recommend the adoption of this Agreement and the Merger by the shareholders of the Company;

WHEREAS, the Board, acting upon the unanimous recommendation of the Committee, and on the terms and subject to the conditions set forth herein, has unanimously (other than Scott D. Dorfman, who recused himself) (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the Transaction, and (iii) resolved to recommend that the shareholders of the Company accept the Offer and tender their shares of Common Stock to Purchaser in the Offer and, in the event that the shareholders of the Company must vote to approve the Merger in order to consummate the Transaction, to recommend the adoption of this Agreement and the Merger by the shareholders of the Company;

WHEREAS, the Board of Directors of each of Parent and Purchaser, on the terms and subject to the conditions set forth herein, have unanimously approved and declared advisable this Agreement and the Transaction;

WHEREAS, immediately prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Purchaser to enter into this Agreement, certain shareholders of the Company entered into a contribution and support agreement with Parent (the “Contribution Agreement”) pursuant to which each such shareholder has agreed to, among other things, contribute, and not tender, certain shares of Common Stock owned by such shareholder (the “Contributed Shares”) to Parent following Purchaser’s acceptance of the shares of Common Stock tendered pursuant to the Offer in exchange for equity securities in Parent;

WHEREAS, immediately prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Purchaser to enter into this Agreement, certain shareholders of the Company entered into subscription and support agreements with Parent (the “Subscription Agreements”) pursuant to which each such shareholder has agreed to, among other things, not tender certain shares of Common Stock owned by such shareholder and purchase equity securities in Parent immediately following Purchaser’s acceptance of the shares of Common Stock tendered pursuant to the Offer;

WHEREAS, immediately prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Purchaser to enter into this Agreement, certain members of the Company’s senior management have entered into employment agreements with the Company (the “Employment Agreements”), which are conditioned upon, and shall become effective at, the Effective Time;

WHEREAS, immediately prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Purchaser to enter into this Agreement, the Company has entered into an Amended and Restated Aircraft Lease with SDD Holdings, Inc. (the “Aircraft Lease”), which is conditioned upon, and shall become effective at, the Effective Time;

WHEREAS, the Committee, or the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”), has approved each Employment Agreement and the Aircraft Lease as an “employment compensation, severance or other employee benefit arrangement” pursuant to Rule 14d-10(d)(2) promulgated under the Exchange Act;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, the Guarantor has entered into an equity commitment letter in favor of Parent and the Company (the “Equity Commitment Letter”) pursuant to which the Guarantor has committed, subject to the terms and conditions of the Equity Commitment Letter, to invest the Equity Financing; and

WHEREAS, Parent, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transaction and also to prescribe various conditions to the Transaction.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the conditions set forth herein, the parties intending to be legally bound hereto agree as follows:

ARTICLE I.
THE OFFER AND THE MERGER

Section 1.01.         The Offer.

(a)          As promptly as practicable following the receipt of information required to be furnished by the Company pursuant to Section 1.01(e), Purchaser shall, and Parent shall cause Purchaser to, commence, within the meaning of Rule 14d-2 promulgated under the Exchange Act, the Offer. The Offer shall initially expire at 5:00 p.m. (Chicago time) on the date that is twenty (20) Business Days following the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act).

(b)          The consummation of the Offer, and the obligation of Purchaser to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer shall be subject to the conditions set forth in Annex III (the “Offer Conditions”). The Offer Conditions are for the sole benefit of Parent and Purchaser and may be asserted by Purchaser and Purchaser regardless of the circumstances giving rise to such condition and, other than the Non-Waivable Conditions, may be waived by Purchaser, in its sole discretion, in whole or in part. Without the prior written consent of the Company, Purchaser shall not, and Parent shall not permit Purchaser to, (i) reduce the number of shares of Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) amend or modify the Minimum Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner adverse to any holder of Common Stock, (v) except as permitted by this Section 1.01(b), terminate, extend or otherwise modify the expiration date of the Offer, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of Common Stock. Notwithstanding any other provision of this Agreement to the contrary, Purchaser shall, and Parent shall cause Purchaser to, (A) extend the Offer on one or more occasions, in consecutive increments of up to five (5) Business Days (or such longer period as the parties hereto may agree) each, if, at any then-scheduled expiration of the Offer, any Offer Condition shall not have been satisfied or, other than the Non-Waivable Conditions, waived, until such time as each such condition shall have been satisfied or, other than the Non-Waivable Conditions, waived and (B) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC (or the staff of the SEC) applicable to the Offer. Notwithstanding any other provision of this Agreement to the contrary, if, at any then-scheduled expiration of the Offer, the Minimum Condition shall not have been satisfied, but each Offer Condition shall have been satisfied or, other than the Non-Waivable Conditions, waived, then Purchaser may and, if requested by the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer by increments of five (5) Business Days; provided, however, Purchaser may not extend the Offer by more than thirty (30) Business Days (unless required by the SEC or applicable Law) without the consent of the Company. For the avoidance of doubt, nothing in this Agreement shall be deemed to require Purchaser to extend the Offer beyond the Offer End Date.

(c)          Subject to the satisfaction of the Non-Waivable Conditions and the satisfaction or waiver of the other Offer Conditions, Purchaser shall, and Parent shall cause Purchaser to, accept for payment, and pay for, all shares of Common Stock that Purchaser becomes obligated to purchase pursuant to the Offer promptly after the expiration of the Offer. Payment for shares of Common Stock by Purchaser pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing”, and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date”. The Offer may not be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with Section 1.01(b)), unless this Agreement is validly terminated in accordance with Section 7.01. If (i) at any then-scheduled expiration of the Offer, (A) each Offer Condition (other than the Minimum Condition) shall have been satisfied or, other than the Non-Waivable Conditions, waived, (B) the Minimum Condition shall not have been satisfied and (C) no further extensions or re-extensions of the Offer are permitted or required pursuant to Section 1.01(b) or (ii) this Agreement is terminated pursuant to Section 7.01, then, in each case, Purchaser shall promptly (and, in any event, within twenty four (24) hours of such termination), irrevocably and unconditionally terminate the Offer. The termination of the Offer pursuant to clause (i) of the immediately preceding sentence is referred to in this Agreement as the “Offer Termination”. If the Offer is terminated or withdrawn by Purchaser, or this Agreement is terminated in accordance with Section 7.01, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, all tendered shares of Common Stock to the registered holders thereof.

(d)          Parent shall provide, or cause to be provided, to Purchaser on a timely basis the funds necessary to purchase any shares of Common Stock that Purchaser becomes obligated to purchase pursuant to the Offer.

(e)          On the date of commencement of the Offer, Parent and Purchaser shall file with the SEC, in accordance with Rule 14d-3 promulgated under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”), which shall include, as exhibits, (i) an offer to purchase and a related letter of transmittal, (ii) a summary advertisement and (iii) other ancillary Offer documents pursuant to which the Offer will be made (such Schedule TO and the documents attached as exhibits thereto, together with any amendments or supplements thereto, the “Offer Documents”). Parent and Purchaser shall mail the Offer Documents to the holders of Common Stock promptly after filing the Schedule TO with the SEC. The Company shall promptly furnish in writing to Parent and Purchaser all information concerning the Company that is required by the Exchange Act to be set forth in the Offer Documents and the Schedule 13E-3. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Purchaser shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and disseminated to the Company’s shareholders, in each case as and to the extent required by the Exchange Act. Parent and Purchaser shall promptly notify the Company upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Offer Documents, and shall provide the Company with copies of all correspondence (or telephonic notice of any oral responses or discussions) between Parent and Purchaser, on the one hand, and the SEC (or the staff of the SEC), on the other hand. Parent and Purchaser shall use reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Offer Documents. Prior to the filing of the Offer Documents (or any amendment or supplement thereto) or the dissemination thereof to the shareholders of the Company, or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, Parent and Purchaser shall provide the Company a reasonable opportunity to review and to propose comments on such document or response.

Section 1.02.        Company Actions.

(a)          On the date the Offer Documents are initially filed with the SEC, the Company shall, in a manner that complies with Rule 14d-9 promulgated under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”). The Schedule 14D-9 shall (i) reflect the terms and conditions of this Agreement, (ii) include a copy of the opinion referred to in Section 3.01(r) and the notice of appraisal rights in the Merger to holders of Common Stock required by Section 14-2-1302, et seq. of the GBCC and (iii) subject to Section 4.02(g), describe and make the Company Recommendation with respect to the Offer. The Company shall mail the Schedule 14D-9 to the holders of Common Stock promptly after filing the Schedule 14D-9 with the SEC. The Company and Parent shall cooperate to cause the Schedule 14D-9 to be mailed to the holders of Common Stock together with the Offer Documents. A Company Adverse Recommendation Change effected by the Board in accordance with Section 4.02(g), however, will not relieve the Company from its obligations hereunder other than as set forth in the prior sentence, and unless this Agreement is terminated in accordance with Section 7.01, the Company shall remain obligated to disseminate the Schedule 14D-9 to the holders of Common Stock. Parent and Purchaser shall promptly furnish to the Company all information concerning Parent and Purchaser that is required by the Exchange Act to be set forth in the Schedule 14D-9 and the Schedule 13E-3. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Common Stock, in each case as and to the extent required by the Exchange Act. The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Schedule 14D-9, and shall provide Parent with copies of all correspondence (or telephonic notice of any oral responses or discussions) between the Company, on the one hand, and the SEC (or the staff of the SEC), on the other hand. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Schedule 14D-9. Prior to the filing of the Schedule 14D-9 (or any amendment or supplement thereto) or the dissemination thereof to the shareholders of the Company, or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response. The Company hereby consents to the inclusion in the Offer Documents of the Company Recommendation.

(b)          In connection with the Offer, the Company shall cause its transfer agent to furnish Purchaser promptly (and in any event within five (5) Business Days after the date of this Agreement) with mailing labels containing the names and addresses of the record holders of Common Stock as of the most recent practicable date, and of those persons becoming record holders subsequent to such date, together with copies of all lists of shareholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of Common Stock, and shall furnish to Purchaser such information (including updated lists of shareholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the Company’s shareholders.

Section 1.03.        Top-Up Option.

(a)          The Company hereby grants to Purchaser an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.03, to purchase at a price per share equal to the Offer Price that number of newly issued, fully paid and nonassessable shares of Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock directly or indirectly owned by Parent and Purchaser at the time of exercise of the Top-Up Option, shall constitute one share more than ninety percent (90%) of the shares of Common Stock outstanding on a “fully diluted basis” immediately after the issuance of the Top-Up Option Shares; provided, however, that the Top-Up Option may not be exercised to the extent that the number of Top-Up Option Shares exceeds that number of shares of Company Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option or as may be otherwise limited by any applicable legal requirement set forth in any applicable statute or any rule or order enacted by any governmental agency pursuant thereto. The Top-Up Option shall be exercisable only once, in whole but not in part.

(b)          The parties shall cooperate to ensure that the issuance and delivery of the Top-Up Option Shares complies with all applicable Laws, including compliance with an applicable exemption from registration of the Top-Up Option Shares under the Securities Act. If there shall have not been validly tendered and not validly withdrawn that number of shares of Common Stock which, when added to the shares of Common Stock owned by Parent and Purchaser, would represent at least ninety percent (90%) of the shares of Company Common Stock outstanding on a “fully diluted” basis on the Offer Closing Date, Purchaser shall be deemed to have exercised the Top-Up Option on such date (the “Top-Up Exercise Date”). On the Top-Up Exercise Date, (i) Parent shall give the Company written notice specifying the number of shares of Common Stock directly or indirectly owned by Parent and Purchaser at the time of such notice (giving effect to the Offer Closing) and (ii) the Company shall, immediately following receipt of such notice on the Top-Up Exercise Date, deliver written notice to Purchaser specifying, based on the information provided by Parent in its notice, the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares (the “Top-Up Closing”), which shall take place at the location specified in Section 1.06 and shall be deemed to occur immediately following the Offer Closing and immediately preceding the Effective Time, the purchase price owed by Purchaser to the Company therefor shall be paid to the Company, at Purchaser’s option, (i) in cash, by wire transfer of same-day funds, or (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the Top-Up Option Shares and (y) executing and delivering to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (x) (the “Promissory Note”). The Promissory Note (i) shall be due on the first anniversary of the Top-Up Closing, (ii) shall bear simple interest of five percent (5%) per annum, (iii) shall be full recourse to Purchaser, (iv) may be prepaid, in whole or in part, at any time without premium or penalty, and (v) shall have no other material terms. At the Top-Up Closing, the Company shall cause to be issued to Purchaser a certificate representing the Top-Up Option Shares.

(c)          Any dilutive impact on the value of the shares of Common Stock as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Section 14-2-1302, et seq. of the GBCC.

Section 1.04.       Directors.

(a)          Subject to applicable Law and provided that the Minimum Condition is satisfied, promptly after the Offer Closing, and at all times thereafter, Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the board of directors of the Company as is equal to the product of the total number of directors on the board of directors of the Company (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent and Purchaser bears to the total number of shares of Company Common Stock then outstanding; provided, however, that, subject to applicable Law and the rules and regulations of Nasdaq, Purchaser shall be entitled to designate at least a majority of the directors on the Board at all times following the Offer Closing. Upon Purchaser’s request at any time following the Offer Closing, the Company shall, subject to the terms of the Organizational Documents of the Company, take such actions, including but not limited to filling vacancies or newly created directorships on the board of directors of the Company, increasing the size of the board of directors of the Company (including by amending the bylaws of the Company if necessary so as to increase the size of the board of directors of the Company) and/or requesting and accepting the resignations of such number of its incumbent directors, as is reasonably necessary to enable Purchaser’s designees to be so elected or designated to the board of directors of the Company, and shall cause Purchaser’s designees to be so elected or designated at such time. The Company shall, upon Purchaser’s request following the Offer Closing, also cause Persons elected or designated by Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the board of directors of the Company of (i) each committee of the board of directors of the Company, (ii) each board of directors (or similar body) of each subsidiary of the Company, and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable Law and the rules and regulations of Nasdaq. The Company’s obligations under this Section 1.04(a) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 of the Exchange Act. The Company shall promptly upon execution of this Agreement take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.04(a), including mailing to the Company’s shareholders (together with the Schedule 14D-9, unless otherwise requested by Parent) the information required by Section 14(f) and Rule 14f-1 as is necessary to enable Purchaser’s designees to be elected or designated to the board of directors of the Company. Parent shall supply the Company with, and solely be responsible for, information with respect to Purchaser’s designees and Parent’s and Purchaser’s respective officers, directors and affiliates to the extent required by Section 14(f) and Rule 14f-1. The provisions of this Section 1.04(a) are in addition to and shall not limit any rights that any of Purchaser, Parent or any of their respective affiliates may have as a record holder or beneficial owner of shares of Common Stock as a matter of applicable Law with respect to the election of directors or otherwise.

(b)          In the event that Purchaser’s designees are elected or designated to the board of directors of the Company pursuant to Section 1.04(a), then, until the Effective Time, the Company shall use its reasonable efforts to cause the board of directors of the Company to maintain three directors who are members of the board of directors of the Company on the date of this Agreement, each of whom shall be “independent” for purposes of Rule 10A-3 of the Exchange Act and also eligible to serve on the Company’s audit committee under the Exchange Act and Nasdaq rules and regulations and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K and the instructions thereto (the “Continuing Directors”); provided, however, that if any Continuing Director is unable to serve due to death, disability or resignation, the Company shall take all necessary action (including creating a committee of the board of directors of the Company) so that the Continuing Director(s) shall be entitled to elect or designate another person (or persons) to fill such vacancy, and such person (or persons) shall be deemed to be a Continuing Director for purposes of this Agreement. If no Continuing Director then remains, the other directors shall designate three persons who shall each qualify as “independent” for purposes of Rule 10A-3 promulgated under the Exchange Act and eligible to serve on the Company’s audit committee under the Exchange Act and Nasdaq rules and regulations and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K and the instructions thereto, to fill such vacancies and such persons shall be deemed Continuing Directors for all purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, if any of Purchaser’s designees have been elected or appointed to the board of directors of the Company after the Offer Closing and prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approval rights of the shareholders of the Company as may be required by the governing documents of the Company or applicable Law) be required (and upon such vote the Company will be deemed authorized without any further vote of the board of directors) for the Company (i) to amend or terminate this Agreement, (ii) to extend the time of performance of, or waive, any of the obligations or other acts of Parent or Purchaser under this Agreement, or to exercise or waive any of the Company’s rights, benefits or remedies hereunder, (iii) except as provided herein, to amend the governing documents of the Company, or (iv) to take any other action or make any other determination of the board of directors of the Company under or in connection with this Agreement or the Transaction. The Continuing Directors shall have, and Purchaser shall cause the Continuing Directors to have, the authority to retain such counsel (which may include current counsel to the Company or the board of directors of the Company) and other advisors at the expense of the Company as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of this Agreement. Following the Offer Closing and prior to the Effective Time, neither Parent nor Purchaser shall take any action to remove any Continuing Director.

Section 1.05.       The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the GBCC, at the Effective Time, (a) Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall cease and (b) the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Purchaser in accordance with the GBCC. The Merger shall be governed by Section 14-2-1104 of the GBCC and shall be effected as soon as practicable following the Offer Closing.

Section 1.06.       Closing. The closing of the Merger (the “Closing”) will take place (i) promptly (but in no event later than one Business Day) following the Offer Closing or such other date and time as may be mutually agreed in writing by the parties hereto, or (ii) in the event that Approval is Required, no later than the third Business Day after satisfaction or (to the extent permitted by applicable Law and this Agreement) waiver of the conditions set forth in ARTICLE VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law and this Agreement) waiver of those conditions). The Closing will take place at the offices of Kilpatrick Townsend & Stockton LLP, 1100 Peachtree Street NE, Suite 2800, Atlanta, Georgia 30309-4528. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” “Approval is Required” if either (i) the Offer Termination occurs or (ii) after the Offer Closing (including after giving effect to any exercise of the Top-Up Option), Purchaser does not own at least 90% of the outstanding shares of Common Stock.

Section 1.07.      Effective Time.  On the Closing Date, the Company shall (a) file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Georgia in such form as is required by, and executed in accordance with, the relevant provisions of the GBCC, and (b) make all other filings or recordings required by the GBCC to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with, and accepted by, the Secretary of State of the State of Georgia or at such subsequent date and time as the Company and Purchaser shall agree and specify in the Certificate of Merger (the date and time that the Merger becomes effective is referred to as the “Effective Time”).

Section 1.08.      Effects of the Merger.  Not later than the date that the Certificate of Merger is filed with the Secretary of State of the State of Georgia, Parent shall cause the publication required by Section 14-2-1105.1 of the GBCC to be made. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 1.09.       Articles of Incorporation and Bylaws.

(a)          At the Effective Time, the articles or certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time, shall be the articles of certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law; provided, however, that Article I thereof shall read as follows: “The name of the Corporation is Innotrac Corporation.”

(b)          At the Effective Time, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 1.10.       Officers and Directors.  As of the Effective Time, the Persons listed on Annex I hereto shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with applicable Law, as the case may be. As of the Effective Time, the directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with applicable Law, as the case may be.

ARTICLE II.
EFFECT OF MERGER ON CAPITAL STOCK OF CONSTITUENT CORPORATIONS; COMPANY STOCK OPTIONS; EXCHANGE OF CERTIFICATES

Section 2.01.       Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any shares of Common Stock or any shares of common stock, par value $0.10 per share, of Purchaser (the “Purchaser Common Stock”):

(a)          (i) each share of Common Stock held by the Company as treasury stock or that is issued or outstanding and owned directly or indirectly by Parent or Purchaser immediately prior to the Effective Time (including as a result of the exercise of the Top-Up Option by Purchaser) shall be automatically cancelled and retired and shall cease to exist, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor;

(ii)         any shares of Common Stock owned by any direct or indirect wholly-owned Subsidiary of the Company shall not represent the right to receive any consideration and shall be automatically cancelled and retired and shall cease to exist, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor;

(b)          each share of Purchaser Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.10 per share, of the Surviving Corporation; and

(c)          each share of Common Stock (including each share of Restricted Stock) that is issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, shall automatically be converted into the right to receive an amount in cash equal to the Offer Price, without interest, subject to any withholding of taxes required by applicable Law (the “Common Merger Consideration”) and all such shares of Common Stock shall cease to be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each holder of a certificate (a “Common Stock Certificate”) or book-entry shares (“Book-Entry Shares”) that, immediately prior to the Effective Time, represented any shares of Common Stock shall thereafter cease to have any rights with respect to such shares of Common Stock, except, in all cases, the right to receive (other than with respect to the Excluded Shares) the Common Merger Consideration, without interest, to be paid in consideration therefore upon surrender of such Common Stock Certificate in accordance with Section 2.05.

Section 2.02.        Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, shares of Common Stock issued and outstanding immediately prior to the Effective Time that are held by any shareholder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 14-2-1302 et seq. of the GBCC shall not be converted into the right to receive the Common Merger Consideration as provided in Section 2.01(c), but instead shall entitle such shareholder to the right to receive such consideration as is determined to be due with respect to such Dissenting Shares in accordance with the provisions of Section 14-2-1302 et seq. of the GBCC. At the Effective Time, all Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive such consideration as is determined to be due with respect to such Dissenting Shares in accordance with the provisions of Section 14-2-1302 et seq. of the GBCC. Notwithstanding the foregoing, if any such shareholder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 14-2-1302 et seq. of the GBCC, or a court of competent jurisdiction shall determine that such shareholder is not entitled to the relief provided by Section 14-2-1302 et seq. of the GBCC, then the right of such shareholder to receive such consideration as is determined to be due with respect to such Dissenting Shares under Section 14-2-1302 et seq. of the GBCC shall cease and such Dissenting Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Common Merger Consideration. The Company shall (a) serve prompt notice to Parent of any demands for appraisal of any shares of Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the GBCC and received by the Company relating to shareholders’ rights of appraisal and (b) give Parent the opportunity to control all negotiations and proceedings with respect to such demands for appraisal. Without limiting the generality of the foregoing, prior to the Effective Time the Company shall not, except with the prior written consent of Parent, make any payment or agree to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 2.03.        Restricted Stock; Company Stock Options; Withholding.

(a)          Restricted Stock.

(i)          As soon as practicable after the date of this Agreement, the Company shall take, and cause the Board or any committee administering the Stock Option Plans to adopt resolutions approving the taking of, all actions to provide that each share of Common Stock outstanding immediately prior to the Offer Closing (or if Approval is Required, immediately prior to the Effective Time) that is subject to vesting or other lapse restrictions pursuant to the Stock Option Plans or any applicable restricted stock award agreement (collectively, “Restricted Stock”) (A) shall automatically vest and become free of such restrictions immediately following the Offer Closing (or if Approval is Required, immediately prior to the Effective Time), (B) shall cease to be outstanding and shall be automatically cancelled and retired and shall cease to exist, and (C) shall be automatically converted into the right to receive the Common Merger Consideration in accordance with Section 2.01(c); provided, however, that the Common Merger Consideration shall be paid net of any applicable tax withholdings as set forth in Section 2.03(c), which the Surviving Corporation or the Parent, as the case may be, shall promptly pay when due to the appropriate Governmental Entity for the account of each holder of the Restricted Stock.

(ii)         Promptly following the Effective Time (but in no event later than the fifth Business Day thereafter), Parent shall cause the Surviving Corporation to pay through its payroll systems the aggregate Common Merger Consideration (net of any applicable tax withholdings) with respect to all shares of Restricted Stock to the holders of such shares of Restricted Stock. No interest shall be paid or accrue on such payments.

(b)          Stock Options.

(i)          As soon as practicable after the date of this Agreement and except as set forth on Schedule 2.03(b)(i) of the Company Disclosure Schedule, with respect to each option outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, that represents the right to acquire shares of Common Stock under the Stock Option Plans or otherwise (such options, the “Cash Out Options”), the Company shall take, and cause the Board or any committee administering the Stock Option Plans to adopt resolutions approving the taking of, commercially reasonable efforts (including the amendment of any Stock Option Plan and giving notices and obtaining consents where necessary) to provide that each such Cash Out Option shall, immediately following the Offer Closing (or in the event Approval is Required, as of the Effective Time), (A) automatically become fully vested and exercisable, (B) cease to be outstanding and be automatically cancelled and cease to exist, (C) be automatically converted into the right to receive the Option Cash Amount, if any, and (D) if the exercise price per share of Common Stock issuable under any Cash Out Option is equal to or greater than the Common Merger Consideration, be automatically cancelled and retired and shall cease to exist, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor. For purposes of this Section 2.03(b), “Option Cash Amount” shall mean the product of (1) the excess, if any, of the Common Merger Consideration over the exercise price per share of the applicable Cash Out Option, and (2) the number of shares subject to the applicable Cash Out Option; provided, however, that the Option Cash Amount shall be paid net of any applicable tax withholdings as set forth in Section 2.03(c), which the Surviving Corporation or the Parent, as the case may be, shall promptly pay when due to the appropriate Governmental Entity for the account of each holder of the Cash Out Option.

(ii)         Promptly following the Effective Time (but in no event later than the fifth Business Day thereafter), Parent shall cause the Surviving Corporation to pay through its payroll systems the aggregate Option Cash Amount (net of any applicable tax withholdings) with respect to all Cash Out Options to the holders of such Cash Out Options. No interest shall be paid or accrue on such payments.

(c)          Withholding.  To the extent the Surviving Corporation or Parent is required to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Cash Out Options or any holder of Restricted Stock with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the “Code”), or any provision of any other tax Law, the amounts so withheld and paid over to the appropriate taxing authority by the Surviving Corporation or Parent shall be treated for all purposes of this Agreement as having been paid to the holder of Cash Out Options or Restricted Stock in respect of which such deduction and withholding was made by the Surviving Corporation.

Section 2.04.       Certain Adjustments. Notwithstanding any provision of this ARTICLE II to the contrary, if, between the date of this Agreement and the Effective Time, (a) the outstanding shares of Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split (including reverse stock split), split-up, combination or exchange or readjustment of shares, (b) a stock dividend or dividend payable in any other securities of the Company shall be declared with a record date within such period, or (c) any similar event shall have occurred, then in each case the Common Merger Consideration and the Option Cash Amount shall be appropriately adjusted to provide the holders of shares of Common Stock and Cash Out Options, respectively, the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.04 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement, nor shall Parent or Purchaser be deemed to have consented to any action requiring consent of Parent or Purchaser hereunder by virtue of this Section 2.04.

Section 2.05.        Exchange of Common Stock Certificates and Book-Entry Shares; Paying Agent.

(a)          Paying Agent.  Prior to the Closing Date, Parent shall designate, and enter into an agreement with, a bank or trust company reasonably acceptable to the Company to act as paying agent for the aggregate Common Merger Consideration payable to holders of Common Stock as a result of the Merger upon surrender of Common Stock Certificates or Book-Entry Shares, as applicable (the “Paying Agent”). Immediately prior to the filing of the Certificate of Merger with the Secretary of State of the State of Georgia, Parent will deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of shares of Common Stock that have been converted into the right to receive the Common Merger Consideration pursuant to Section 2.01(c), cash sufficient to effect the payment of the aggregate Common Merger Consideration to which such holders are entitled pursuant to Section 2.01(c) upon surrender of Common Stock Certificates or Book-Entry Shares, as applicable. Such aggregate Common Merger Consideration, once deposited with the Paying Agent, shall, pending its disbursement to such holders, be held in trust for the benefit of such shareholders and shall not be used for any other purposes. The Paying Agent shall invest all cash deposited with the Paying Agent as reasonably directed by Parent and all interest and other income resulting from any such investments shall be paid to the Surviving Corporation. Any portion of the aggregate Common Merger Consideration deposited with the Paying Agent to pay for Dissenting Shares shall be returned to Parent upon demand.

(b)          Payment Procedures.  As soon as reasonably practicable after the Effective Time (but no later than the fifth Business Day thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Common Stock as of immediately prior to the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to shares of Common Stock shall pass only upon delivery of Common Stock Certificates (or affidavits of loss in lieu thereof which are reasonably acceptable to the Parent and the Company) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company reasonably determine), and (ii) instructions for use in effecting the surrender of the Common Stock Certificates and Book-Entry Shares in exchange for payment of the applicable Common Merger Consideration to which the holder thereof is entitled. Upon surrender of the Common Stock Certificates or Book-Entry Shares, as applicable, for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Common Stock Certificates or Book-Entry Shares, as applicable, shall be entitled to receive the applicable Common Merger Consideration, without interest, in exchange for each share of Common Stock formerly represented by such Common Stock Certificates or Book-Entry Shares, as applicable, and the Common Stock Certificates or Book-Entry Shares, as applicable, so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.05(b), each Common Stock Certificate or Book-Entry Share, as applicable, (other than a Common Stock Certificate or Book-Entry Share, as applicable, representing Excluded Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Common Merger Consideration, without interest, into which the shares of Common Stock theretofore represented by such Common Stock Certificates or Book-Entry Shares, as applicable, are convertible into pursuant to Section 2.01(c).

(c)          No Further Ownership Rights in Common Stock; Transfer Books.  All consideration paid upon the surrender of Common Stock Certificates or Book-Entry Shares, as applicable, in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock theretofore represented by such Common Stock Certificates or Book-Entry Shares, as applicable, and, at the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock which were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Common Stock Certificates or Book-Entry Shares, as applicable, that evidenced ownership of either shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Common Stock except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Common Stock Certificates or Book-Entry Shares, as applicable, are presented to the Surviving Corporation, Parent or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this ARTICLE II, except as otherwise provided by applicable Law.

(d)          Undistributed Common Merger Consideration.  Any portion of the funds made available to the Paying Agent pursuant to Section 2.05(a) that remains undistributed to holders of Common Stock Certificates or Book-Entry Shares, as applicable, on the date that is one (1) year after the Effective Time shall be delivered to the Surviving Corporation or its designee, and any holder of Common Stock Certificates or Book-Entry Shares, as applicable, who has not theretofore complied with this ARTICLE II shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) and only as a general creditor thereof with respect to the payment of any Common Merger Consideration to which such holder is entitled pursuant to this ARTICLE II upon surrender of Common Stock Certificates or Book-Entry Shares, as applicable. Any portion of the funds made available to the Paying Agent pursuant to Section 2.05(a) that remains unclaimed by holders of Common Stock Certificates or Book-Entry Shares, as applicable, on the date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(e)          No Liability.  None of Parent, Purchaser, the Company, the Surviving Corporation, the Paying Agent or their respective representatives shall be liable to any Person in respect of any Common Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)          Lost, Stolen or Destroyed Common Stock Certificates.  If any Common Stock Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Common Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting of a bond in customary form in favor of the Surviving Corporation, in such reasonable amount as Surviving Corporation may direct, as an unsecured indemnity against any claim that may be made against it with respect to such Common Stock Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Common Stock Certificate the Common Merger Consideration payable pursuant to this Agreement in respect of the shares of Common Stock formerly represented by such Common Stock Certificate, as contemplated by this ARTICLE II.

(g)          Withholding Rights.  The Surviving Corporation and Parent shall be entitled, and shall be entitled to direct the Paying Agent, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of any other state, local or foreign tax Law. To the extent that amounts are so deducted and withheld by the Surviving Corporation, Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, and shall be paid, by the Surviving Corporation, Parent or Paying Agent, as applicable, to the appropriate Governmental Entity.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

Section 3.01.        Representations and Warranties of the Company. Except (a) as disclosed in the disclosure schedule delivered on the date hereof to Parent and Purchaser which is attached to this Agreement (the “Company Disclosure Schedule”) or (b) as set forth in the Company SEC Documents filed with or furnished to the SEC prior to the third Business Day immediately preceding the date of this Agreement (other than any disclosures in such documents referred to in the “Risk Factors” (other than the second paragraph of the last “Risk Factor” appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012) or “Forward Looking Statements” sections thereof or any other disclosures in such documents which are forward looking or predictive in nature) (provided that nothing disclosed in the Company SEC Documents shall be deemed to be a qualification of or modification to the representations or warranties set forth in Sections 3.01(a), (b), (c), and (q)), in each case, to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made, the Company represents and warrants to Parent and Purchaser as follows:

(a)          Organization, Standing and Corporate Power. Each of the Company and each Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as the case may be, and has all requisite corporate or similar power and authority required to own, lease and operate its properties and to carry on its business as presently conducted. The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had and would not reasonably be expected to have a Material Adverse Effect. The copies of the Organizational Documents of the Company and each Company Subsidiary provided to Parent prior to the date hereof are complete and correct and are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of its Organizational Documents.

(b)          Capital Structure; Subsidiaries.

(i)          The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.10  per share (“Preferred Stock”). As of the date hereof:

(A)         13,245,440 shares of Common Stock, including 910,637 shares of Restricted Stock, are issued and outstanding, and no shares of Preferred Stock;

(B)         zero shares of Common Stock are held by the Company in its treasury; and

(C)         340,000 shares of Common Stock were authorized and reserved for issuance upon exercise of outstanding options representing the right to acquire shares of Common Stock (the “Stock Options”) awarded pursuant to, or subject to the terms of, the 1997 Stock Option and Incentive Award Plan (the “1997 Stock Option Plan”), the 2000 Stock Option and Incentive Award Plan (the “2000 Stock Option Plan”) and the 2010 Stock Option Plan (the “2010 Stock Option Plan,” and collectively, the “Stock Option Plans”), 340,000 of which are vested.

(ii)         Section 3.01(b)(ii) of the Company Disclosure Schedule sets forth a correct and complete list of each Company Subsidiary together with the jurisdiction of incorporation or formation, as the case may be. Except as set forth in Section 3.01(b)(ii) of the Company Disclosure Schedule, other than the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, voting securities or other equity interests in any Person in excess of two percent (2%) of the total outstanding capital stock, voting securities or other equity interests of such Person.

(iii)        All issued and outstanding shares of capital stock of the Company (A) are duly authorized, validly issued, fully paid and nonassessable, (B) were issued free and clear of all Liens, and (C) are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Each share of capital stock of each Company Subsidiary is owned, directly or indirectly, by the Company or another Company Subsidiary, except as set forth in Section 3.01(b)(iii) of the Company Disclosure Schedule. No Company Subsidiary owns any shares of capital stock of the Company. All issued and outstanding shares of capital stock of each Company Subsidiary owned by the Company (A) are duly authorized, validly issued, fully paid and nonassessable, (B) were issued free and clear of all Liens, and (C) are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.

(iv)        There are no bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary having, or providing the holders thereof, the right to vote (or which are convertible into, exchangeable for or exercisable for, shares of capital stock, equity or other securities having the right to vote) on any matters on which shareholders of the Company or any holders of voting securities of any Company Subsidiary may vote. There are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the issuance of or the voting interest in any shares of capital stock or any other voting securities or equity interests of the Company or any Company Subsidiary or which restrict the transfer of any such shares or other equity interests (other than agreements restricting the transfer of unvested shares of Restricted Stock issued and outstanding under the Stock Option Plans) or to designate or nominate for election a director to the Board or the board of directors (or other governing body) of any Company Subsidiary.

(v)         Other than pursuant to the Stock Option Plans and except for the Common Stock, there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities or equity interests of the Company or any Company Subsidiary, (B) any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries, or (C) any warrants, calls, options, subscriptions, stock appreciation rights, phantom stock, convertible securities or other rights to acquire from the Company or any Company Subsidiary, and no obligation, agreement or commitment of the Company or any Company Subsidiary to issue, transfer or sell any shares of capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company or any Company Subsidiary, and there are not any outstanding obligations of the Company or any Company Subsidiary to (I) repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities, including any agreements granting or extending any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of the Company or any Company Subsidiary or (II) make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no agreements or understandings to which the Company or any Company Subsidiary is a party providing for registration rights with respect to, the capital stock or other voting securities or equity interests of the Company or, in the case of any Company Subsidiary, the capital stock owned by the Company.

(vi)        Section 3.01(b)(vi) of the Company Disclosure Schedule sets forth a true, complete and correct list of the Stock Options, including the grant date thereof, the vesting terms thereof, the name of the Persons to whom such Stock Options have been granted, the number of shares subject to each Stock Option, the per share exercise price for each Stock Option and the portion of each Stock Option that is currently exercisable. Each grant of a Stock Option was duly authorized no later than the date on which the grant of such Stock Option was by its terms to be effective by all necessary corporate action. The per share exercise price for each Stock Option was equal to or greater than the fair market value of a share of Common Stock on the applicable grant date. There is no and has been no Company policy or intentional practice to grant, Stock Options prior to, or otherwise intentionally coordinate the grant of Stock Options with, the release of material information regarding the Company. The Company has provided to Parent correct and complete copies of each Stock Options Plans (including all amendments thereto).

(vii)       Section 3.01(b)(vii) of the Company Disclosure Schedule sets forth a true, complete and correct list of each share of Restricted Stock outstanding under the Stock Option Plans, including the grant date thereof, the vesting terms thereof, the name of the Persons to whom such Restricted Stock awards have been granted and the number of shares granted. There is no and has been no Company policy or intentional practice to grant, Restricted Stock prior to, or otherwise intentionally coordinate the grant of Restricted Stock with, the release of material information regarding the Company. Neither the Company nor any Company Subsidiary has issued any “phantom” stock or stock appreciation rights.

(viii)      None of the Company or any Company Subsidiary is party to any “poison pill”, anti-takeover plan or other similar agreement or understanding relating to any shares of capital stock, voting securities or other equity interests of the Company or any Company Subsidiary.

(ix)         All outstanding shares of capital stock of the Company that have been issued since December 31, 2010 were issued in compliance with all applicable securities Laws.

(c)          Authority; Noncontravention.

(i)          The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the satisfaction of the Minimum Condition (or in the event that Approval is Required, subject to obtaining Shareholder Approval) to consummate the Transaction. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transaction, has been duly and validly authorized and approved by the Board and, and, other than obtaining Shareholder Approval in the event Approval is Required, and other than filing of the Certificate of Merger with the Secretary of State of the State of Georgia, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Transaction. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Bankruptcy and Equity Exceptions”). The Board, at a meeting duly called and held and acting upon the unanimous recommendation of the Committee, has unanimously (other than Scott D. Dorfman, who recused himself) (A) determined that it is in the best interests of the Company and its shareholders, and declared it advisable to enter into this Agreement, (B) approved the execution, delivery and performance by the Company of this Agreement and the Transaction, (C) resolved, subject to Section 4.02(g), to recommend that the shareholders of the Company accept the Offer and tender their shares of Common Stock to Purchaser in the Offer, (D) resolved to recommend, in the event Approval is Required, that the shareholders of the Company adopt this Agreement and approve the Merger, and (E) directed, in the event Approval is Required, that this Agreement be submitted to the holders of Common Stock for their adoption (the “Company Recommendation”).

(ii)         The execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company of the Transaction, and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation or breach by the Company of, or constitute a default under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any pledges, liens, charges, claims, options, mortgages, restrictions on transfer, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”) in or upon any of the properties or other assets of the Company or any Company Subsidiary under, (A) the Organizational Documents of the Company or any Company Subsidiary, (B) except as set forth on Section 3.01(c)(ii) of the Company Disclosure Schedule, any material loan or credit agreement, bond, debenture, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, franchise or license (each, including all amendments thereto, a “Contract”) to which the Company or any Company Subsidiary is a party or any of their respective properties or other assets may be bound (with or without notice, lapse of time or both), or (C) subject to (1) the satisfaction of the Minimum Condition (or obtaining the Shareholder Approval in the event Approval is Required) and (2) the governmental filings and the other matters referred to in Section 3.01(d) below, any (x) Law applicable to the Company or any Company Subsidiary or their respective properties or other assets or (y) order, writ, injunction, decree, statute, rule, regulation, judgment or stipulation (an “Order”), in each case applicable to the Company or any Company Subsidiary or their respective properties or other assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, breaches, defaults, rights, losses or Liens that would not reasonably be expected to have a Material Adverse Effect.

(d)          Governmental And Other Approvals.  No consent, approval, Order or authorization of, action by or in respect of, or registration, declaration or filing with, or notice to, any Federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, tribunal, commission, authority or accrediting body or any non-governmental self-regulatory agency, commission, authority or accrediting body (whether or not private or quasi-private) including any taxing authority (each, a “Governmental Entity”) is required by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Transaction, except for (i) the filing of a pre-merger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”), and the receipt, termination or expiration, as applicable, of approvals or waiting periods required under the HSR Act or any other applicable competition, merger control, antitrust or similar law or regulation, (ii) the filing with the Securities and Exchange Commission (the “SEC”) of (A) the Schedule 14D-9, (B) the Schedule 13E-3, (C) in the event Approval is Required, a proxy statement relating to the adoption by the shareholders of the Company of this Agreement (as amended or supplemented from time to time, the “Proxy Statement”), and (D) such reports under the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”), the Securities Act (as defined below) and state securities or state “blue sky” laws as may be required in connection with this Agreement and the Transaction, (iii) the GBCC with respect to the filing of the Certificate of Merger with the Secretary of State of the State of Georgia, (iv) any filings required under the rules and regulations of Nasdaq and (v) such other consents, approvals, orders authorizations, actions, registrations, declarations and filings, the failure of which to be obtained or made would not reasonably be expected to have a Material Adverse Effect.

(e)          Company SEC Documents.

(i)          Except as set forth in Section 3.01(c) of the Company Disclosure Schedule, the Company has filed with or furnished to the SEC, on a timely basis, all forms, reports, statements, certifications and other documents required to be filed by it with the SEC since December 31, 2010 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”)) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied, and the Company will use reasonable efforts consistent with past practices to ensure that all Company SEC Documents filed with or furnished to the SEC subsequent to the date of this Agreement will comply, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained, and the Company will use reasonable efforts consistent with past practices to ensure that none of the Company SEC Documents filed with or furnished to the SEC subsequent to the date of this Agreement will contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth on Schedule 3.01(e) of the Company Disclosure Schedule, the Company is, and since December 31, 2010, has been, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. No Company Subsidiary is separately subject to the reporting requirements of the Exchange Act or is required to file any form, report or other documents with the SEC, Nasdaq or, to the Company’s Knowledge, any other stock exchange.

(ii)         Each of the audited consolidated financial statements and unaudited consolidated financial statements of the Company included or incorporated by reference in the Company SEC Documents (including the related notes and schedules), as of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), complied or, if not yet filed or furnished, the Company will use reasonable efforts consistent with past practices to ensure that such statements will comply, as to form in all material respects with all applicable published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q and Regulation S-X of the SEC), were or, if not yet filed or furnished, will be, prepared in accordance with generally accepted accounting principles in the United States consistently applied (“GAAP”) and applicable published rules and regulations of the SEC consistently applied during the periods involved (except (A) with respect to financial statements included in Company SEC Documents filed as of the date of this Agreement, as may be indicated in the notes thereto, or (B) as permitted by the rules and regulations of the SEC, including Regulation S-X), and fairly present in all material respects in accordance with GAAP the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated statements of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown therein. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff.

(iii)        Neither the Company nor any Company Subsidiary has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise and whether due or to become due) and there is no existing condition, situation or set of circumstances that would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities or obligations (A) reflected or reserved against on the consolidated balance sheet, including the notes thereto (the “Balance Sheet”) of the Company as of September 30, 2013 (the “Balance Sheet Date”) included in the Company SEC Documents, (B) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice or (C) as specifically contemplated by this Agreement or otherwise in connection with the Transaction. There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K).

(iv)        The Company has established and maintains disclosure controls and procedures reporting (as defined in Rule 13a-15(e) promulgated under the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act). Such disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s internal control over financial reporting is designed to provide reasonable assurance that the objectives of internal control over financial reporting as set forth in Rule 13a-15(f) are met. The Company has evaluated its disclosure controls and procedures and internal control over financial reporting at the times and as required by the Exchange Act, and the Company determined that its disclosure controls and procedures and internal control over financial reporting were effective to provide reasonable assurance that the respective objectives of disclosure controls and procedures and internal control over financial reporting were met as of the dates of such evaluations. The Company has disclosed to the Company’s outside auditors and the audit committee of the Board (A) all significant deficiencies in the design or operation of internal controls over financial reporting and any material weaknesses, in each case, of which the Company has or had Knowledge and (B) any allegation of fraud of which the Company has or had Knowledge that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and the Company Subsidiaries.

(v)         Since December 31, 2010, neither the Company nor any Company Subsidiary nor any officer or director of the Company or any Company Subsidiary has received any written complaint or allegation of fraud and, to the Company’s Knowledge, there is no, and since December 31, 2010, there has not been any, fraud, in either case, that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and the Company Subsidiaries.

(f)          Absence of Changes.  Since December 31, 2012, except for this Agreement and the Transaction, (i) the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course of business, and (ii) there has not been any Material Adverse Change or any fact, circumstance, event, change or occurrence that has had or would reasonably be expected to result in a Material Adverse Change. In addition, without limiting the generality of the foregoing, except as set forth on Section 3.01(f) of the Company Disclosure Schedule, since December 31, 2012, neither the Company nor any Company Subsidiary has taken or authorized any action which, if taken or authorized on or after the date of this Agreement, would require the consent of Parent pursuant to Sections 4.01(a), (c), (f), (h), (m), (n), (p) or (r).

(g)          Litigation.  Except as set forth in Section 3.01(g) of the Company Disclosure Schedule, there is no Proceeding pending, or, to the Company’s Knowledge, threatened, against the Company or any Company Subsidiary or any of the Company’s businesses, properties or assets or any current or, to the Company’s Knowledge former, officer or director of the Company or any Company Subsidiary (in his or her capacity as an officer or director). Neither the Company nor, to the Company’s Knowledge, any Company Subsidiary (or any of their respective businesses, properties or assets) is subject to any material outstanding Order by or before any Governmental Entity.

(h)          Contracts.  Except as set forth in Section 3.01(h) of the Company Disclosure Schedule or as filed or furnished with the Company SEC Documents, as of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to or bound by, and none of their respective properties or other assets is subject to (whether written or oral):

(i)          any Contract containing covenants limiting in any material respect the freedom of the Company or any Company Subsidiary to compete in any line of business or with any other Person;

(ii)         any joint venture, partnership, manufacturer, development or supply agreement or other Contract which involves a sharing of revenue, profits, losses, costs or liabilities by the Company or any Company Subsidiary with any other Person;

(iii)        any royalty, dividend or similar arrangement to be paid, or received, by the Company that is based on the revenue or profits of the Company or any Company Subsidiary or any Contract or agreement involving fixed price or fixed volume arrangements;

(iv)        any Contract (or series of related Contracts) for the purchase or sale of materials, supplies, goods, services, equipment or other assets providing for annual payments by the Company and its Subsidiaries or to the Company and the Company Subsidiaries, respectively, of $75,000 or more, other than those that can be terminated by the Company or any Company Subsidiary on less than 90 days’ notice without payment by the Company or any Company Subsidiary of any penalty;

(v)         any loan or guaranty agreement, note, indenture or other instrument, Contract, or agreement under which the Company or any Company Subsidiary has incurred or guaranteed any Indebtedness, other than obligations for the deferred purchase price of property, goods or services not in excess of $5,000 individually or $25,000 in the aggregate;

(vi)        any employment, change of control or severance Contract with any employee (other than those that are terminable by the Company or any Company Subsidiary without cost or penalty upon 90 or fewer days’ notice);

(vii)       any Company Benefit Plan (as defined below);

(viii)      any Contract relating to (A) any acquisition of securities or assets of another Person or another business by the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary has continuing “earn-out” or other payment or guarantee obligations in excess of $100,000; or (B) any obligation of the Company or any Company Subsidiary to make a loan or capital contribution to or investment in any Person;

(ix)         any Company Lease with annual rent in excess of $50,000;

(x)          any Contract (other than pursuant to insurance-related documents) providing for indemnification by the Company or any Company Subsidiary of any officer, director or employee of the Company or any Company Subsidiary;

(xi)         any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any Company Subsidiary, prohibits the pledging of the capital stock of the Company or any Company Subsidiary, or prohibits the issuance of guarantees by any of the Company’s Subsidiaries;

(xii)        any Contract that contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(xiii)       any mortgage, security agreement, capital lease or other agreement that effectively creates a Lien on any material assets of the Company or any Company Subsidiary;

(xiv)      any Contract with any Governmental Entity;

(xv)       any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);

(xvi)      any Contract that requires the Company or any Company Subsidiary to make capital expenditures in excess of $250,000;

(xvii)     any Contract relating to interest rate or currency hedging activities;

(xviii)    any Contract that would prohibit or materially delay the consummation of the Transaction or otherwise materially impair the ability of the Company to perform its obligations hereunder ;

(xix)       any Contract with any sole source vendor, any requirements Contract or any Contract containing fixed pricing, “take or pay” requirements or a “most favored nations” provision; or

(xx)        any Contract not otherwise required to be disclosed pursuant to clauses (i) through (xviii) above that (A) requires payments by or to the Company or any Company Subsidiary in excess of $500,000 during any 12-month period or (B) is material to the Company and the Company Subsidiaries, taken as a whole.

Each Contract described in clauses (i) through (xix) shall be referred to herein as a “Material Contract”. Each Material Contract is in full force and effect and, assuming its enforceability against the counterparties, is enforceable against the Company and/or any Company Subsidiary party to such Material Contract in accordance with its terms. None of the Company, any Company Subsidiary or, to the Company’s Knowledge, any other party thereto is in material violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Material Contract. Neither the Company nor any Company Subsidiary, has received any written or, to the Company’s Knowledge, verbal notice to terminate or materially adversely amend, nor to the Company’s Knowledge, does there exist any condition which upon the passage of time or the giving of notice or both would reasonably be expected to result in the termination of or material adverse amendment to, any Material Contract that has not terminated or expired (in each case according to its terms) prior to the date of this Agreement.

(i)          Compliance with Laws; Permits.

(i)          Except with respect to Environmental Laws, ERISA, and taxes, which are the subjects of Section 3.01(j), Section 3.01(l) and Section 3.01(m), respectively, the Company and, to the Company’s Knowledge, each Company Subsidiary are, and since December 31, 2010, have been, in compliance in all material respects with all Laws applicable to it, its properties or other assets or its business or operations, and neither the Company nor any Company Subsidiary has received any written notice alleging that the Company or any Company Subsidiary is in violation of any Law to which the Company or any Company Subsidiary or any of their respective properties or other assets or its business or operations.

(ii)         Section 3.01(i) of the Company Disclosure Schedule sets forth a correct and complete list of the material Permits issued or granted to the Company or any Company Subsidiary which are necessary in connection with the conduct of the businesses of the Company or such Company Subsidiary (the “Material Permits.”) The Material Permits are all of the material Permits necessary for the conduct of the respective businesses of the Company and the Company Subsidiaries. The Company and the Company Subsidiaries are, and since December 31, 2010, have been, in compliance in all material respects with the terms of all Material Permits and each such Material Permit is validly subsisting, binding and in full force and effect without any default or violation thereunder in any material respect. Neither the Company nor any Company Subsidiary has received any written or, to the Company’s Knowledge, verbal notice regarding any actual or alleged failure to comply with any Material Permit and no Proceeding is pending or, to the Company’s Knowledge, threatened to revoke, suspend, deny, terminate, cancel, withdraw or materially limit any such Material Permits.

(j)          Environmental Matters.  The Company is in compliance in all material respects with all applicable Environmental Laws, and holds and is in compliance in all material respects with all Permits required under Environmental Laws in connection with the Company’s business. There is no material environmental Proceeding existing or pending, or, to the Company’s Knowledge, threatened, against or affecting the Company or any Company Subsidiary alleging noncompliance with Environmental Laws. Neither the Company nor any Company Subsidiary has received any written or, to the Company’s Knowledge, verbal notice that it is or was in violation of, or has or had any liability, responsibility or obligation under, any Environmental Law, other than notices the allegations of which have been resolved. No Hazardous Material has been transported, stored or released by the Company or any Company Subsidiary at, on, to, or under any real property leased or operated by the Company or any Company Subsidiary during the term of such lease or operation in an amount, manner or concentration that requires any reporting, notification, investigation, abatement, remediation, or other response action under Environmental Laws. The Company has made available to Parent correct and complete copies of all environmental reports, studies, investigations or correspondence in the Company’s possession or control regarding any environmental liabilities of the Company or any Company Subsidiaries. For purposes of this Agreement, “Environmental Laws” means any foreign, federal, state or local Law (including common law) relating to human health and safety or the pollution, protection, or restoration of the Environment, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials. “Environment” means soil, sediment, land, surface or subsurface strata, surface water, ground water, ambient air (including indoor air) and any biota living in or on such media.

(k)          Labor Relations.

(i)          There are no collective bargaining or other labor union Contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound and there are no negotiations or discussions currently pending or occurring between the Company or any Company Subsidiary and any union or employee association regarding any collective bargaining Contract or any other work rules or polices. None of the employees of the Company or any Company Subsidiary is or since December 31, 2010 has been represented by any union with respect to his or her employment by the Company or such Company Subsidiary. To the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries, and there are no lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees.

(ii)         The Company has properly completed a U.S. Citizenship and Immigration Services Form I-9 for each current employee of the Company, and the Company is, and since December 31, 2010, has been, in compliance in all material respects with all applicable Laws governing work authorization.

(iii)        Each current employee of the Company has been properly classified as either exempt or non-exempt under the Fair Labor Standards Act and other similar state Laws.

(iv)        The Company and each of the Company Subsidiaries has correctly classified those individuals performing services as employees, independent contractors or agents in accordance with applicable Law.

(l)          ERISA Compliance.  Except as set forth in Section 3.01(l) of the Company Disclosure Schedule:

(i)          The Company has made available to Parent complete and accurate copies of (A) each employment, change in control, retention, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, top hat, deferred compensation, “phantom” stock, performance, retirement, thrift, savings, stock bonus, paid time off, perquisite, fringe benefit, vacation, severance, disability, death benefit, hospitalization, medical, welfare benefit or other plan, program, policy, arrangement, agreement or understanding (whether or not legally binding) maintained, contributed to or required to be maintained or contributed to by the Company or any Company Subsidiary or any other Person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Commonly Controlled Entity”), in each case providing benefits to any current or former director, officer, employee or independent contractor of the Company or any Company Subsidiary or any dependent or beneficiary of the foregoing (collectively, the “Company Benefit Plans”), including each Company Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (sometimes referred to herein as a “Company Pension Plan”) and each Company Benefit Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), (B) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is available, (C) the Form 5500 (and all schedules thereto) for each Company Benefit Plan for the three years preceding the date hereof, if applicable, (D) the determination letter or opinion letter for each Company Pension Plan that is intended to be qualified under Section 401(a) of the Code and (E) each trust agreement and insurance or group annuity contract relating to any Company Benefit Plan. Each Company Benefit Plan has been administered and operated in all material respects in accordance with its terms and the applicable provisions of ERISA, the Code and all other applicable Laws.

(ii)         Each Company Pension Plan intended to be tax-qualified within the meaning of Section 401(a) of the Code has received a favorable determination, or may rely on an opinion letter, from the Internal Revenue Service (the “IRS”) regarding its qualified status, and no event or omission has occurred that is reasonably likely to cause any Company Pension Plan to lose such qualification.

(iii)        Neither the Company nor any Commonly Controlled Entity has (A) maintained, participated in, contributed to, been required to contribute to, or had any liability in respect of any “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title IV of ERISA (including, any multiemployer plan (as that term is defined in Section 3(37) of ERISA)), any multiple employer plan (as that term is defined in Section 413(c) of the Code), any multiple employer welfare arrangement (as that term is defined in Section 3(40) of ERISA), or any “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Section 412 of the Code or Section 302 of ERISA), or (B) has any unsatisfied liability under Title IV of ERISA.

(iv)        Neither the Company nor any Company Subsidiary has received notice of, and there are no Proceedings by any Governmental Entity with respect to, termination Proceedings or other Proceedings (except claims for benefits payable in the normal operation of the Company Benefit Plans) against or involving any Company Benefit Plan or asserting any rights or claims to benefits under any Company Benefit Plan.

(v)         Except as set forth on Section 3.01(l)(v) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, nor the consummation of the Transaction, could (either alone or in conjunction with any other event, including the termination of employment of any Person) (i) limit the right of the Company or any Company Subsidiary to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust; (ii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of the Company or any Company Subsidiary; (iv) accelerate the time of payment or vesting, or materially increase the amount of, compensation due to any employee, director, officer or independent contractor; or (v) otherwise give rise to any material liability under any Company Benefit Plan.

(vi)        Other than individual Contracts with employees that are listed on Section 3.01(l)(vi) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is obligated (irrespective of any conditions or lapse of time) pursuant to any Company Benefit Plan or other Contract to make any severance payment to any officer, director, employee or consultant.

(vii)       No Company Benefit Plan provides medical, health, life insurance or other welfare-type benefits to retirees or former employees who terminate (or have terminated) employment with the Company or any Company Subsidiary, or the spouses or dependents of any of the foregoing (except for limited continued medical benefit coverage for former employees, their spouses and other dependents as required to be provided under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA or other similar Laws).

(viii)      All contributions and premium payments (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code to each Company Benefit Plan, and all contributions and premium payments for any period ending on or before the Closing Date that are not yet due have been made to each Company Benefit Plan or accrued on the Balance Sheet.

(ix)         Each Company Benefit Plan which is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) is in a written form that complies with the requirements of Section 409A of the Code (and the regulations promulgated thereunder) and has been administered in compliance with the requirements of Section 409A of the Code such that it would not reasonably be expected that, in the event of an audit by the Internal Revenue Service, the additional tax described in Section 409A(a)(1)(B) would be assessed against any such participant with respect to benefits due or accruing under such Company Benefit Plan, except for any instances of non-compliance that could be corrected in accordance with guidance issued under Section 409A of the Code without liability to such participant (other than the ordinary income taxes on such amounts that would be payable by such participant regardless of the applicability of Section 409A of the Code).

(x)          Except as set forth on Section 3.01(l)(x) of the Company Disclosure Schedule, there is no Contract, including this Agreement, covering any employee or former employee of the Company or any Company Subsidiary that, individually or in the aggregate, would give rise to the payment of any amount that would not be deductible pursuant to Sections 404 or 162 of the Code.

(m)         Taxes.

(i)          Each of the Company and the Company Subsidiaries has filed in a timely manner (within any applicable extension period) all tax returns required to be filed by it pursuant to applicable Law. All such tax returns are true, complete and accurate in all material respects and were prepared in compliance in all material respects with applicable Law.

(ii)         The Company and each of the Company Subsidiaries has timely paid all taxes due and owing, except for taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been made on the Balance Sheet. The unpaid taxes of the Company and the Company Subsidiaries did not, as of September 30, 2013, exceed the reserve for tax liability set forth on the face of the Balance Sheet (rather than in any notes thereto) and do not exceed such reserve as adjusted for the operations of the Company and the Company Subsidiaries through the Closing Date in accordance with the past custom and practice of the Company and the Company Subsidiaries in filing their tax returns.

(iii)        Neither the Company nor any Company Subsidiary has received notice in writing or, to the Company’s Knowledge, verbal notice of any proposed deficiencies in or dispute or claim concerning any tax return filed by the Company or any Company Subsidiary, which allegations have not been resolved, from any Governmental Entity and there is no currently effective agreement extending the period of assessment or collection of any taxes of the Company or any Company Subsidiary nor has any request been made for any such extension.

(iv)        Within the two-year period ending on the Closing Date, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” as such terms are defined in Section 355 of the Code in a distribution of stock qualifying or intended to qualify for tax-free treatment (in whole or in part) under Section 355(a) or 361 of the Code.

(v)         Neither the Company nor any of its Subsidiaries is a party to or bound by (A) any agreement the principal purpose of which is tax sharing, tax allocation or tax indemnity whether or not written, other than among the Company and its Subsidiaries, or (B) any advance pricing agreement, closing agreement or other agreement relating to taxes with any taxing authority).

(vi)        There are currently no Liens for taxes asserted with respect to any assets or properties of the Company or any Company Subsidiary, except for statutory Liens for taxes not yet due and payable.

(vii)       The Company and each Company Subsidiary has withheld and remitted to the appropriate Governmental Entity all taxes required to be withheld and paid in connection with any amounts paid or owing to or collected from any employee, independent contractor, supplier, creditor, shareholder or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(viii)      Neither the Company nor any Company Subsidiary (A) is or has ever been a member of a group of corporations within the meaning of Section 1504(a) of the Code (other than a consolidated group of which the Company is the parent) that files or has filed or has been required to file consolidated, combined, or unitary tax returns or filed taxes on a combined, unitary or similar basis with any entity (other than the Company or its Subsidiaries) for foreign, state or local tax purposes or (B) has any liability for the taxes of any person (other than Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by contract or otherwise.

(ix)         No claim has been made by any taxing authority in a jurisdiction where the Company or any Company Subsidiary does not file tax returns that the Company or such Company Subsidiary is or may be subject to taxation by that jurisdiction.

(x)          Except as set forth on Section 3.01(m)(x) of the Company Disclosure Schedule, since December 31, 2010, neither the Company nor any Company Subsidiary has had a permanent establishment in an foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

(xi)         Each asset of the Company or any Company Subsidiary with respect to which the Company or such Company Subsidiary claims depreciation, amortization or similar expense for tax purposes is owned for tax purposes by the Company or such Company Subsidiary.

(xii)        Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date, (iii) deferred intercompany gain described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date or (v) prepaid amount received on or prior to the Closing Date.

(xiii)       Neither the Company nor any Company Subsidiary is participating or has participated in, or taken a tax return position relating to, any reportable transaction or listed transaction within the meaning of Treasury Regulations Section 1.6011-4. The Company and each Company Subsidiary has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(xiv)      Neither the Company nor any Company Subsidiary has granted any power of attorney to any Person with respect to any tax matter that is currently in force.

(xv)       Neither the Company nor any Company Subsidiary is, nor has been at any time at any time during the past five years, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(xvi)      Prior to the consummation of the Transaction, neither the Company nor any Company Subsidiary has undergone a change of ownership under Section 382 of the Code and neither the Company nor any Company Subsidiary is subject to any limitation with respect to net operating losses or unrealized losses under Section 382 of the Code.

(xvii)     As used in this Agreement (A) “tax” or “taxes” means any Federal, state, local or foreign income, gross receipts, property, sales, use, registration, value added, excise, escheat, lost or unclaimed property, stamp, windfall profit, occupation, customs duties, withholding, payroll, employment, real estate, social security, disability, capital gain, alternative minimum, add-on minimum, transfer and other taxes and similar governmental charges of any kind, including any interest, penalties and additions with respect thereto, whether or not disputed and including any obligations to indemnify or otherwise assume or succeed to the tax liability of any other Person; (B) “taxing authority” means any Federal, state, local or foreign government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority; and (C) “tax return” or “tax returns” means all returns, declarations of estimated tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of foregoing, filed or to be filed with any taxing authority in connection with the determination, assessment, collection or administration of any taxes.

(n)          Properties.

(i)          Section 3.01(n)(i) of the Company Disclosure Schedule contains a complete and correct list of all Leased Real Property. The Company or one or more Company Subsidiaries has a good and valid leasehold interest in each Company Lease, free and clear of all Liens (other than Permitted Liens). Each Company Lease grants the lessee thereunder the right to use and occupy the premises covered thereby. Complete and correct copies of each Company Lease, including all amendments, have been provided by the Company to Parent.

(ii)         The Company’s and each of the Company’s Subsidiaries use of each parcel of Leased Real Property is, and since December 31, 2010, has been, in compliance in all material respects with all applicable Laws, including any building, zoning and land use Laws. Neither the Company nor any Company Subsidiary has received any written or, to the Company’s Knowledge, verbal, notice of any violation of any applicable Laws with respect to the Company or any Subsidiary’s use, occupation or operation of its business at any parcel of Leased Real Property.

(iii)        All buildings located on the Leased Real Property and used by the Company or any Company Subsidiary (including all Company or Company Subsidiary improvements thereon) are in good condition (ordinary wear and tear excepted) and are suitable for the purposes for which they are used by the Company and the Company Subsidiaries.

(iv)        Neither the Company nor any Company Subsidiary owns any real property.

(v)         The Company or one or more Company Subsidiaries has valid and marketable title to, or a valid leasehold interest in, all items of personal property reflected in the Balance Sheet or acquired after the date thereof, free and clear of all Liens (other than Permitted Liens), except to the extent disposed of in the ordinary course of business since the Balance Sheet Date. All such items of personal property are in operating condition, normal wear and tear excepted. The assets and properties the Company and the Company Subsidiaries own, lease or have a right to use are all of the assets and properties necessary for the Surviving Corporation to operate the businesses of the Company and the Company Subsidiaries immediately after the Closing in the same manner in all material respects as such businesses are currently conducted.

(o)          Intellectual Property. Section 3.01(o) of the Company Disclosure Schedule contains a complete and accurate list of all (i) patents and patent applications owned by the Company or any Company Subsidiary or used or held for use by the Company or any Company Subsidiary (“Company Patents”), registered and material unregistered trademarks and service marks owned by the Company or any Company Subsidiary or used or held for use by the Company or any Company Subsidiary (“Company Marks”), registered copyrights and applications for copyright registration owned by the Company or any Company Subsidiary or used or held for use by the Company or any Company Subsidiary (“Company Copyrights”), trade names and company names owned by the Company or any Company Subsidiary (“Company Trade Names”), domain name registrations owned by the Company or any Company Subsidiary (“Company Domain Names”), and software owned by the Company or any Company Subsidiary and material to the business of the Company or any Company Subsidiary (“Company Software”), and for each such item, specifying the owner thereof, the patent, registration, application or serial number therefor, as applicable, the issuance, registration or application date therefor, as applicable, and the jurisdiction in which such item is filed (as applicable) (all such items, collectively, the “Registered IP”); and (ii) licenses, sublicenses and other agreements under which the Company or any Company Subsidiary is granted rights by others in Company Intellectual Property (other than non-negotiated licenses for commercial off the shelf software for which the aggregate fees are less than $15,000) (“Licenses In”), and (iii) licenses, sublicenses and other agreements under which the Company or any Company Subsidiary has granted rights to others in Company Intellectual Property (“Licenses Out”). In the case of any licenses, sublicenses or other agreements disclosed pursuant to the foregoing clauses (ii) or (iii), Section 3.01(o) of the Company Disclosure Schedule also sets forth whether each such license, sublicense or other agreement is exclusive or non-exclusive. Except as set forth on Section 3.01(o) of the Company Disclosure Schedule:

(i)          The Company and each Company Subsidiary owns the Company Intellectual Property purported to be owned thereby, and the Company and/or one of the Company Subsidiaries owns or has the right to use, pursuant to a valid and enforceable license, all Intellectual Property Rights that are used or held for use in the conduct of the business of the Company and its Company Subsidiaries.

(ii)         All Registered IP that has been issued by, or registered or is the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world, has been duly maintained (including the payment of maintenance fees), is not expired, cancelled or abandoned and is valid and enforceable.

(iii)        None of the Company Intellectual Property owned by the Company or any Company Subsidiary that has been issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or in any similar office or agency anywhere in the world is subject to any maintenance fees or taxes or actions falling due within 30 days after the Closing Date.

(iv)        To the Company’s Knowledge, neither the operation of the business of the Company or any Company Subsidiary, nor any activity of the Company or any Company Subsidiary, nor the manufacture, use, importation, offer for sale and/or sale of any product or service infringes on or otherwise violates the right of any Person in or to any Intellectual Property Rights (“Third Party IP Rights”), or constitutes a misappropriation of any Third Party IP Rights or the subject matter of any Third Party IP Right, and to the Company’s Knowledge, neither the operation of the business of the Company or any Company Subsidiary, nor any activity of the Company or any Company Subsidiary, nor any manufacture, use, importation, offer for sale and/or sale of any product or service infringes on or otherwise violates the rights of any Person under any patent.

(v)         Except as set forth in Section 3.01(o)(v) of the Company Disclosure Schedule, there are no pending or, to the Company’s Knowledge, threatened, claims (i) that the operation of the business of the Company or any Company Subsidiary or any other activity by the Company or any Company Subsidiary is infringing, misappropriating or otherwise violating any Third Party IP Right or (ii) that any of the Company Intellectual Property is invalid or unenforceable.

(vi)        To the Company’s Knowledge, no Person or Persons are infringing or otherwise violating the rights of the Company or any Company Subsidiary with respect to any Company Intellectual Property. No claims are pending or, to the Company’s Knowledge, are threatened, against the Company or any Company Subsidiary with regard to the ownership by the Company or any Company Subsidiary of any of the Company Intellectual Property.

(vii)       Except as set forth in Section 3.01(o)(vii) of the Company Disclosure Schedule, all material Company Intellectual Property purportedly developed or created by the Company or any Company Subsidiary has been developed or created (i) by employees of the Company or the applicable Company Subsidiary, who developed or created such Company Intellectual Property acting fully within the scope of their employment with the Company or such Company Subsidiary or (ii) by independent contractors engaged by the Company or any Company Subsidiary, each of whom has entered into a written agreement establishing ownership by the Company or a Company Subsidiary, as applicable, of all rights, title and interest of such Person in and to such Intellectual Property.

(viii)      The Company and each of the Company Subsidiaries has taken commercially reasonable measures to safeguard and maintain the confidentiality and value of the trade secrets and confidential processes, procedures, models, modules, business methods, know-how, data and other confidential information, data and materials owned by or licensed to the Company or any of the Company Subsidiaries or otherwise used or held for use in the operation of their respective businesses (“Company Trade Secrets”).

(ix)         The software, hardware, networks, communications facilities, other technology, and related services used by the Company or any of the Company Subsidiaries (collectively, the “Systems”) are sufficient in all material respects for the operation of their respective businesses as currently conducted. The Company has arranged for disaster recovery and back up services in the event the performance of any of the Systems or any material component thereof is temporarily or permanently impeded or degraded due to any natural disaster or other event outside the reasonable control of the Company that provide for restoration or substitution of the Systems or material component thereof as described in Section 3.01(o)(ix) of the Disclosure Schedules. Since December 31, 2010, no virus, bug, worm, other malicious code or error has caused a material disruption or failure of any of the Systems or of the conduct of the businesses of the Company or any of the Company Subsidiaries. Since December 31, 2010, to the Company’s Knowledge, there has been no unauthorized intrusion or breach of the security of any of the Systems.

(x)          All information relating to any individual Person which can be used to readily identify such Person or otherwise distinguish or trace such Person’s identity has, at all times, been collected, maintained and used by the Company and the Company Subsidiaries in material compliance with the requirements of (i) all applicable Laws, (ii) any and all Contracts to which the Company or any Company Subsidiary is a party and (iii) all applicable privacy and information security policies and other policies of the Company or any Company Subsidiary.

(xi)         As used in this Agreement, “Intellectual Property Rights” shall mean all intellectual property rights arising from or in respect of the following, whether protected, created, or arising under the laws of the United States or any other jurisdiction: (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements thereto, letters patent, patents, patent applications, and all reissues, reexaminations, divisions, patent disclosures, provisionals, continuations, continuations-in-part and extensions thereof; utility models, industrial designs, certificates of invention and design patents, and registrations and applications therefor; (b) trademarks, service marks, trade names, Internet domain names and registration rights, trade dress, logos, and corporate names, all goodwill associated therewith, and applications, registrations, and renewals in connection therewith; (c) computer software, databases, data and documentation, uniform resource locators, Internet and worldwide web sites and all related content and programming; (d) copyrights, published and unpublished works of authorship (including databases and software), and applications, registrations and renewals in connection therewith and all moral rights therein; (e) mask works and applications, registrations, and renewals in connection therewith; (f) trade secrets and confidential business information (including confidential ideas, research and development, know how, methods, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) and rights to limit the use or disclosure thereof by any Person; (g) copies and tangible embodiments of the foregoing (in whatever form or medium); and (h) all rights that are equivalent or similar to the foregoing throughout the world; and licenses and claims of infringement and misappropriation against third parties. “Company Intellectual Property” shall mean all Intellectual Property Rights owned by the Company or any Company Subsidiary or used or held for use by the Company or any Company Subsidiary in their respective businesses, including, without limitation, Company Patents, Company Marks, Company Copyrights, Company Trade Names, Company Domain Names, Company Software and Company Trade Secrets.

(p)          Takeover Statutes.  The Board has and will take all actions so that the restrictions and requirements (including requirements relating to shareholder approval) applicable to business combinations and acquisitions of shares contained in Sections 14-2-1110 et seq. and 14-2-1131 et seq. of the GBCC are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Transaction. The Board (at a meeting duly called and held) has approved this Agreement and the Transaction and the Contribution Agreement, the Subscription Agreements, the Employment Agreements, the Aircraft Lease and the transactions contemplated thereby for the purpose of any “moratorium”, “control share”, “fair price” or other antitakeover Laws or regulations of any state (including Sections 14-2-1110 et seq. and 14-2-1131 et seq. of the GBCC) (collectively the “Takeover Statutes”). No Takeover Statutes apply, or purport to apply, to the Agreement or the Transaction.

(q)          Financial Advisors.  No broker, investment banker or financial advisor (other than Harris Williams and Company (“HW”), which the Committee has retained as its financial advisor in connection with the Transaction, the fees and expenses of which will be paid by the Company), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the negotiations leading to this Agreement or consummation of the Transaction, based upon arrangements made by or on behalf of the Company.

(r)          Opinion of Financial Advisor.  The Board has received an opinion of HW, dated the date hereof, and subject to the various assumptions and qualifications set forth in such opinion, to the effect that, as of such date, the Offer Price and the Common Merger Consideration is fair, from a financial point of view, to the holders of shares of Common Stock, which opinion has not been withdrawn or modified. The Company has provided Parent with a copy of such opinion.

(s)          Vote Required.  If at least ninety percent (90%) of the Common Stock is owned by the Purchaser following the Offer Closing, no vote of the shareholders of the Company shall be required to adopt this Agreement or approve the Transaction. In the event Approval is Required, the affirmative vote of a majority of the outstanding shares of Common Stock is the only vote of the holders of any class or series of capital stock of the Company or any Company Subsidiary necessary under the Company’s Organizational Documents and applicable Law to adopt this Agreement.

(t)          Interested Party Transactions. Except as described in the Company SEC Documents or in Section 3.01(t) of the Company Disclosure Schedule, there are no, and since December 31, 2010, there have not been any, (i) transactions between the Company or any Company Subsidiary, on the one hand, and any director, officer, employee or Affiliate of the Company or any Company Subsidiary (or any family member of any of the foregoing), on the other hand, other than transactions between the Company and its wholly –owned Subsidiaries and compensation paid to directors, officers or employees in the ordinary course of business consistent with past practice or (ii) transactions between the Company or any Company Subsidiary, on the one hand, and any record or beneficial owner of more than 5% of the shares of capital stock of the Company, on the other hand.

(u)         Top Customers.  Section 3.01(u) of the Company Disclosure Schedule sets forth (i) a true, correct and complete list of each of the 10 largest customers of the Company and the Company Subsidiaries determined on a consolidated basis, as measured by net revenue to the Company and the Company Subsidiaries for the fiscal year ended December 31, 2012 (each, a “Top Customer”) and (ii) the net revenue to the Company and the Company Subsidiaries for the period beginning on January 1, 2013 and ending on October 31, 2013. Except as set forth in Section 3.01(u) of the Company Disclosure Schedule, since December 31, 2012, neither the Company nor any Company Subsidiary has terminated or suspended its relationship with any Top Customer. Except as set forth in Section 3.01(u) of the Company Disclosure Schedule, since December 31, 2012, no Top Customer has terminated or suspended its relationship as a customer of the Company or any Company Subsidiary or materially decreased its aggregate transactions with the Company or any Company Subsidiary (in each case, other than as a result of the expiration of Contracts with any Top Customer in accordance with their terms). Except as set forth in Section 3.01(u) of the Company Disclosure Schedule, since December 31, 2012, no Top Customer has delivered to the Company or any Company Subsidiary a written notice of termination or suspension of its relationship as a customer of the Company or such Company Subsidiary. Except as set forth in Section 3.01(u) of the Company Disclosure Schedule, to the Company’s Knowledge, there is no reasonable basis to believe that any Top Customer will terminate or suspend its relationship as a customer of the Company or any Company Subsidiary or will have a sustained material decrease with respect to its aggregate transactions with the Company or any Company Subsidiary.

(v)         Top Vendors.  Section 3.01(v) of the Company Disclosure Schedule sets forth (i) a true, correct and complete list of each of the 10 largest vendors of the Company and the Company Subsidiaries determined on a consolidated basis, as measured by net expense to the Company for the fiscal year ended December 31, 2012 (each, a “Top Vendor”) and (ii) the net expense to the Company for the period beginning on January 1, 2013 and ending on October 31, 2013. Except as set forth in Section 3.01(v) of the Company Disclosure Schedule, since December 31, 2012, neither the Company nor any Company Subsidiary has terminated or suspended its relationship with any Top Vendor (in each case, other than as a result of the expiration of Contracts with any Top Vendor in accordance with their terms). Except as set forth in Section 3.01(v) of the Company Disclosure Schedule, since December 31, 2012, no Top Vendor has terminated or suspended its relationship as a vendor of the Company or any Company Subsidiary or materially decreased its aggregate transactions with the Company or any Company Subsidiary (in each case, other than as a result of the expiration of Contracts with any Top Vendor in accordance with their terms). Except as set forth in Section 3.01(v) of the Company Disclosure Schedule, since December 31, 2012, no Top Vendor has delivered to the Company or any Company Subsidiary a written notice of termination or suspension of its relationship as a vendor of the Company or such Company Subsidiary (in each case, other than as a result of the expiration of Contracts with any Top Vendor in accordance with their terms). Except as set forth in Section 3.01(v) of the Company Disclosure Schedule, to the Company’s Knowledge, there is no reasonable basis to believe that any Top Vendor will terminate or suspend its relationship as a vendor of the Company or any Company Subsidiary or will have a sustained material decrease with respect to its aggregate transactions with the Company or any Company Subsidiary.

(w)         Rule 14d-10 Matters.  Each of the Committee and the Compensation Committee, is composed solely of “independent directors” within the meaning of Rule 14d-10(d)(2) promulgated under the Exchange Act and the instructions thereto. On or prior to the date of this Agreement, the Committee or the Compensation Committee, at a meeting duly called and held, approved each Employment Agreement and the Aircraft Lease as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) promulgated under the Exchange Act.

(x)          No Other Representations or Warranties.  Except for the representations and warranties made by the Company in this Section 3.01, neither the Company nor any other Person on behalf of Company, including any director, officer or employee of Company, makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries in connection with the transactions contemplated hereby. Except in the event of fraud, neither the Company nor any other Person, including any director, officer or employee of the Company, will have or be subject to any liability or obligation to Parent, Purchaser or any other Person resulting from the distribution to Parent or Purchaser, or Parent’s or Purchaser’s use of, any such information, including any information, documents, projections, forecasts of other material made available to Parent or Purchaser in expectation of the Transaction.

Section 3.02.       Representations and Warranties of Parent and Purchaser.  Parent and Purchaser jointly and severally represent and warrant to the Company as follows:

(a)          Organization, Standing and Corporate Power.  Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has all requisite corporate power and authority to carry on its business as now being conducted. Each of Parent and Purchaser is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified would not constitute a Parent Material Adverse Effect.

(b)         Authority; Noncontravention.

(i)          Each of Parent and Purchaser has all requisite corporate or other power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transaction. The execution and delivery of this Agreement and the consummation of the Transaction have been duly authorized by the Board of Directors of each of Parent and Purchaser and no other corporate or other proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Transaction. This Agreement and the Transaction, do not require approval of the holders of any shares of capital stock of Parent. This Agreement has been duly executed and delivered by each of Parent and Purchaser and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Purchaser, as applicable, enforceable against Parent and Purchaser, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(ii)         The execution and delivery of this Agreement does not, and the consummation of the Transaction, and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent or Purchaser under (A) the Organizational Documents of Parent or Purchaser, (B) any material Contract to which Parent or Purchaser is a party or any of their respective properties or other assets is subject, in any way that would prevent, materially impede or materially delay the consummation of the Transaction (including the payments required to be made pursuant to ARTICLE II) or the other transactions contemplated hereby, or (C) subject to the governmental filings and other matters referred to in the following sentence, any (1) Law applicable to Parent or Purchaser or their respective properties or other assets, or (2) Order applicable to Parent or Purchaser or their respective properties or other assets.

(iii)        No consent, approval, Order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Purchaser in connection with the execution and delivery of this Agreement by Parent and Purchaser or the consummation by Parent and Purchaser of the Transaction, except for the filing of a pre-merger notification and report form by Parent under the HSR Act and the receipt, termination or expiration, as applicable, of approvals or waiting periods required under the HSR Act or any other applicable competition, merger control, antitrust or similar law or regulation.

(c)          Ownership and Interim Operations of Purchaser. Parent owns, beneficially and of record, all of the outstanding capital stock of Purchaser. Purchaser was formed solely for the purpose of engaging in the Transaction, has engaged in no business activities other than incident to its formation and pursuant to this Agreement and has conducted its operations only as contemplated hereby.

(d)          Financing. Parent has delivered to the Company the fully executed Equity Commitment Letter pursuant to which the Guarantor has committed, subject to the terms and conditions of the Equity Commitment Letter, to invest the Equity Financing. The Equity Commitment Letter, in the form so delivered, is in full force and effect, has not been terminated or otherwise amended or modified and the commitment of the Guarantor set forth therein has not been withdrawn or rescinded in any respect. The Equity Commitment Letter constitutes a legal, valid and binding obligation of each of Parent and the Guarantor. Subject to the accuracy of the representations and warranties of the Company set forth in Section 3.01, as of the date of this Agreement, no event has occurred which, with or without notice or lapse of time or both, would constitute a material default under or material breach on the part of Parent or Guarantor under the Equity Commitment Letter. Subject to the terms and conditions of this Agreement, the accuracy of the representations and warranties of the Company set forth in Section 3.01 and compliance with the Company with its covenants and agreements under this Agreement, the Equity Financing, when funded in accordance with the terms and conditions of the Equity Commitment Letter, will provide Parent with funds sufficient to pay the aggregate Offer Price and the aggregate Common Merger Consideration, the aggregate Option Cash Amount and any fees and expenses of Parent, Purchaser or the Surviving Corporation in connection with the Transaction. Assuming the satisfaction of the conditions set forth in Sections 6.01 and 6.02, the obligation of the Guarantor to make the Equity Financing available to Parent pursuant to the terms of the Equity Commitment Letter are not subject to any conditions other than set forth in the Equity Commitment Letter.

(e)          Ownership. As of the date of this Agreement, none of Parent, Purchaser or their respective Affiliates, directly or indirectly, beneficially own or control any shares of capital stock of the Company, and none of Parent, Purchaser or their respective Affiliates have any rights to acquire any shares of capital stock other than pursuant to this Agreement.

(f)          Legal Proceedings. There is no pending or, to the Knowledge of Parent, threatened, Proceeding against Parent, Purchaser or any of their respective Subsidiaries, nor is there any Order imposed upon Parent, Purchaser or any of their respective Subsidiaries, in each case, by or before any Governmental Entity, which would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(g)          Certain Arrangements. Other than the Employment Agreements, the Contribution Agreement, the Subscription Agreements and the Aircraft Lease, there are no Contracts or commitments to enter into Contracts, between Parent or Purchaser or their respective Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the Transaction. During the past three (3) years immediately preceding the date of this Agreement, neither Parent nor any of its Affiliates has beneficially owned more than 15% of the outstanding Common Stock

(h)          Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with Transaction based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons whose fees and expenses will be paid by Parent.

(i)           Disclaimer of Other Representations and Warranties. Parent and Purchaser each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (i) neither the Company nor any of its Subsidiaries or their respective directors, officers or employees makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Transaction and Parent and Purchaser are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no Person has been authorized by the Company to make any representation or warranty relating to itself or its Subsidiaries or its business or otherwise in connection with the Transaction, and if made, such representation or warranty must not be relied upon by Parent or Purchaser as having been authorized by the Company, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Purchaser or any of their Agents are not and shall not be deemed to be or to include representations or warranties, including any representations or warranties relating to the reasonableness of the assumptions underlying such estimates, projections and related information.

(j)           Private Placement. Parent and Purchase understand and acknowledge that the Top-Up Option Shares that Purchaser may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Each of Parent and Purchaser represents and warrants that the Top-Up Option Shares will be acquired by Purchaser for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act. Each of Parent and Purchaser further represents that Purchaser is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act. Any certificates evidencing Top-Up Option Shares shall include any legends required by applicable Laws.

ARTICLE IV.
COVENANTS RELATING TO CONDUCT OF BUSINESS; NO SOLICITATION

Section 4.01.       Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time (or such earlier date on which this Agreement is terminated), except as required by applicable Law, consented to in writing in advance by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), or otherwise specifically contemplated or permitted by or required pursuant to this Agreement, the Company shall, and shall cause each Company Subsidiary to, carry on its business in the ordinary course consistent with past practice and use commercially reasonable efforts to maintain and preserve intact its business organization and significant business relationships with customers and suppliers, retain the services of its key officers and employees and comply in all material respects with all applicable Laws. In addition to and without limiting the generality of the foregoing, during such period, except as required by applicable Law or as otherwise specifically contemplated or permitted by or required pursuant to this Agreement, the Company shall not, and shall not permit any of the Company Subsidiaries to, without Parent’s prior written consent (which such consent shall not be unreasonably withheld, delayed or conditioned):

(a)          (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination of the foregoing) in respect of, any of its capital stock, except that the Company Subsidiaries may make distributions to the Company, (B) split, subdivide, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities required under the terms of any plans, arrangements or Contracts existing on the date hereof between the Company or any of the Company Subsidiaries and any director, employee or former employee of the Company or any of its Subsidiaries or in connection with the exercise of Stock Options or the vesting of Restricted Stock;

(b)          issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien, any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any shares of capital stock, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, including pursuant to Contracts as in effect on the date hereof (other than upon the exercise of Stock Options outstanding on the date hereof in accordance with their terms on the date hereof);

(c)          amend any of the Organizational Documents of the Company or of any Company Subsidiary;

(d)          except as set forth on Schedule 4.01(d) hereto, make any acquisition (including by merger, consolidation, stock acquisition or otherwise) of the capital stock or (except in the ordinary course of business or as otherwise permitted pursuant to this Agreement) assets of any other Person for consideration in excess of $250,000 per transaction or $500,000 in the aggregate;

(e)          adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(f)          except in the ordinary course of business or pursuant to credit facilities or other arrangements (including intercompany arrangements) in existence as of the date hereof, incur any material amount of Indebtedness, guarantee any material amount of Indebtedness of any Person or issue or sell debt securities;

(g)          sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or other assets or any interests therein (including securitizations), except (A) for sales, licenses or dispositions of properties or other assets or interests therein in the ordinary course of business consistent with past practice, (B) existing Liens securing existing Indebtedness, (C) pursuant to Contracts in force as of the date hereof, (D) dispositions of obsolete or worthless assets that are no longer useful in the conduct of the business of the Company in the ordinary course of business consistent with past practice, or (E) for transfers among the Company and its Subsidiaries in the ordinary course of business consistent with past practice;

(h)          make or authorize capital expenditures except (A) as budgeted in the Company’s fiscal year 2013 plan approved by the Board that was made available to Parent prior to the date hereof, (B) in the ordinary course of business consistent with past practice or (C) otherwise in an amount not to exceed $200,000 per capital expenditure or $375,000 in the aggregate;

(i)          pay, discharge, settle or satisfy any Proceeding, other than (A) settlements of any Proceeding set forth on Section 3.01(g) of the Company Disclosure Schedule subject to the limits and conditions set forth on Section 3.01(g) of the Company Disclosure Schedule, (B) settlements of any Proceeding or threatened Proceeding that (1) require payments by the Company or any Company Subsidiary (net of insurance proceeds) in an amount not to exceed $75,000 individually or $200,000 in the aggregate and (2) do not require any other actions or impose any other material restrictions on the business or operations of the Company and the Company Subsidiaries or (C) settlement of any workers’ compensation claims or employee claims filed with the Equal Employment Opportunity Commission, in each case, so long as such settlement is in the ordinary course of business consistent with past practice;

(j)          amend, waive or modify in any material respect or terminate or fail to renew any Material Contract (other than in the ordinary course of business consistent with past practice) or enter into any Contract that would constitute a Material Contract if in effect on the date of this Agreement;

(k)          amend, waive or modify in any manner materially adverse to the Company or any Company Subsidiary any Affiliate Transaction or enter into any Contract or transaction that would constitute an Affiliate Transaction if in effect on the date of this Agreement;

(l)          except as set forth on Schedule 4.01(l) of the Company Disclosure Schedule or as required to comply with applicable Law or to comply with any Contract entered into prior to the date hereof (A) adopt, enter into, terminate or materially amend (1) any Company Benefit Plan or (2) any other Contract or policy involving the Company or any Company Subsidiary and one or more of their respective current or former employees or members of the Board that is not terminable at will, (B) increase the compensation, bonus, change of control, severance or fringe or other benefits offered by the Company or the Company Subsidiaries other than increases in the ordinary course of business consistent with past practice, (C) except as otherwise contemplated by this Agreement, amend or modify any Stock Option, (D) except as required by Sections 2.03(a) and 2.03(b) of this Agreement, take any action to accelerate the vesting or payment of any compensation or benefit under any Company Benefit Plan or (E) loan or advance any money or other property (other than reimbursement of reimbursable expenses or any advances of such expenses, whether directly, pursuant to Company credit cards or otherwise, in the ordinary course of business consistent with past practice) to any current or former member of the Board or officer of the Company or any Company Subsidiary; (F) enter into any agreement or engage in any transaction with one or more of the Company’s directors, officers or shareholders, or with any corporation, partnership (general or limited), limited liability company, association or other organization of which one or more of the Company’s directors, officers or shareholders is (x) a director, officer, manager, managing partner, managing member (or the holder of any office with similar authority), (y) has a direct or indirect financial interest, or (z) directly or indirectly controls, is controlled by or is under common control with;

(m)         enter into any collective bargaining Contract or other Contract with a labor union, works council or similar organization;

(n)          adopt or implement any shareholder rights plan or similar arrangement;

(o)          enter into any Contract with respect to the voting or transfer of its capital stock, voting securities or other equity interests;

(p)          change the Company’s registered public accounting firm or implement or adopt and change in its tax or financial accounting principles, practices or methods, other than as may be required by GAAP or applicable Law;

(q)          enter into any Contract with respect to taxes, settle or compromise any liability for taxes, make, revoke or change any tax election, agree to any adjustment of any material tax attribute, file or surrender any claim for a refund of taxes, execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of any taxes or file any amended tax return;

(r)          cancel any Indebtedness owed to the Company or any Company Subsidiary or waive any other rights or claims of material value;

(s)          other than in the ordinary course of business consistent with past practice, change, in any material respect, any credit policies or policies or practices relating to the collection of receivables or payment of payables; or

(t)          authorize or agree or commit to take any of the foregoing actions.

Section 4.02.        No Solicitation.

(a)          On the date hereof the Company will, and will instruct and cause the Company’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants and other representatives (collectively, “Agents”), the Company Subsidiaries and their respective Agents to, immediately cease all discussions and negotiations with any Persons that may be ongoing with respect to a Takeover Proposal, and deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Takeover Proposal and such notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and the Company Subsidiaries.

(b)         The Company shall not, nor shall it permit any of the Company Subsidiaries to, nor shall it authorize or permit any of its or the Company Subsidiaries’ Agents to (i) solicit, initiate, knowingly encourage or facilitate, or take any other action with the intent to generate, or which would reasonably be expected to lead to or result in, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be likely to lead to, any Takeover Proposal, (ii) provide any non-public information, or afford access to the properties, books, records, or personnel of the Company or any of the Company Subsidiaries, to any Person that the Company has reason to believe is considering making, or has made, any Takeover Proposal or any proposal that may reasonably be expected to lead to a Takeover Proposal, (iii) enter into, maintain, continue or participate in, any discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Takeover Proposal or otherwise in connection with any Takeover Proposal, (iv) approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into pursuant to Section 4.02(c)) (an “Acquisition Agreement”) or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal, (v) approve, endorse or recommend or publicly announce or resolve its intention to approve, endorse or recommend any Takeover Proposal, (vi) terminate, release, amend, waive or modify any provision of any standstill or other similar agreement (or fail to take reasonable steps to enforce the provisions of such agreements), (vii) take any action to make the provisions of any Takeover Statute or any restrictive provision of any applicable anti-takeover provision in the Organizational Documents of the Company or any Company Subsidiary in applicable to any Takeover Proposal, or (viii) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Agents to take any such action.

(c)          Notwithstanding anything to the contrary in this Section 4.02, if, prior to the Offer Closing, or in the event Approval is Required, prior to obtaining Shareholder Approval, the Board receives a bona fide written Takeover Proposal from any Person, which Takeover Proposal did not result from any breach of this Section 4.02 by the Company or its Agents, then the Company may, pursuant to a confidentiality agreement with provisions relating to confidentiality that are no less favorable to the Company than the provisions of the Confidentiality Agreement (it being understood that such confidentiality agreement shall contain provisions that expressly permit the Company to comply with the terms of this Agreement, including Section 4.02 hereunder) (an “Acceptable Confidentiality Agreement”), furnish non-public information to the Person making such Takeover Proposal, provided that such information either has been provided to Parent or is promptly provided to Parent, and, following the execution of such Acceptable Confidentiality Agreement, afford access to the properties, books, records, and personnel of the Company or any of the Company Subsidiaries to, and enter into discussions or negotiations with, such Person in connection with a Takeover Proposal, provided, however, that prior to taking any of the foregoing actions, (i) the Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal is, or is reasonably be likely to lead to the delivery of, a Superior Proposal, and (ii) the Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action is inconsistent with the directors’ fiduciary duties under applicable Law.

(d)          The Company will notify Parent promptly, but in no event later than 48 hours, after receipt by the Company or any Company Subsidiary (or any of their respective Agents) of any Takeover Proposal, which notice shall include a copy of the Takeover Proposal. The Company will keep Parent reasonably informed, on a prompt basis, of the status of any such Takeover Proposal or request (including the material terms and conditions thereof and any modifications thereto). The Company shall provide Parent with at least 48 hours prior notice of any meeting of the Board at which the Board is reasonably expected to consider any Takeover Proposal.

(e)          For purposes of this Agreement:

(i)          “Takeover Proposal” means any bona fide inquiry, proposal, request for information, offer or indication of interest from any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of assets of the Company or the Company Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s net revenues or net income on a consolidated basis are attributable, (B) acquisition of 20% or more of any class of voting securities or other equity interests of the Company or any Company Subsidiary (or, in the case of any person beneficially owning (for purposes of Section 13(d) of the Exchange Act) 20% or more of the outstanding shares of Common Stock as of the date of this Agreement, any additional shares of any class of outstanding voting securities or other equity interests of the Company or any Company Subsidiary), (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more (or, in the case of any person beneficially owning (for purposes of Section 13(d) of the Exchange Act) 20% or more of the outstanding shares of Common Stock as of the date of this Agreement, any additional shares) of any class of outstanding voting or equity securities or other equity interests of the Company or any Company Subsidiary, (D) liquidation, dissolution, recapitalization, extraordinary dividend or other reorganization of the Company or any Company Subsidiary, or (E) any combination of the foregoing types of transactions, in each case, other than the Transaction;

(ii)         “Superior Proposal” means a written, bona fide proposal or offer, or series of related proposals or offers, made by any Person or “group” (as such term is defined in Section 13(d) of the Exchange Act) to consummate an Acquisition Transaction, which, in the good faith determination of the Board (after consultation with its financial advisor and its outside legal counsel), taking into consideration the various legal, financial, and regulatory aspects of such Acquisition Transaction and the Person or group making the proposal or proposals for such Acquisition Transaction (including any required financing, shareholder approval requirements of the Person or group making the proposal, regulatory approvals, shareholder litigation, breakup fee and expense reimbursement provisions, ability to satisfy conditions to closing, expected timing and risk and likelihood of consummation, and, to the extent deemed appropriate by the Board, such other factors that may be considered in making such a determination under the GBCC), (A) if accepted, is reasonably likely to be consummated and (B) if consummated, would result in a transaction that is more favorable from a financial point of view to the shareholders of the Company than the Transaction (taking into account all of the terms of any proposal by Parent to amend or modify the terms of the Transaction); and

(iii)        “Acquisition Transaction” shall mean a merger, consolidation, business combination, recapitalization, liquidation, dissolution, sale or disposition or similar transaction involving the Company or any of the Company Subsidiaries pursuant to which a Person (or its shareholders) would own, if consummated, all or substantially all of the outstanding capital stock of the Company (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the assets of the Company and the Company Subsidiaries taken as a whole.

(f)          Except as permitted by Section 4.02(g), neither the Board nor any committee thereof (including the Committee) shall (i)(A) amend, change, qualify, withhold, withdraw, modify, or fail to make, or publicly propose to amend, change, qualify, withhold, withdraw, modify or fail to make, the Company Recommendation or fail to include the Company Recommendation in the Schedule 14D-9 (or in the event Approval is Required, the Proxy Statement), or (B) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend to the shareholders of the Company any Takeover Proposal, Acquisition Transaction or Superior Proposal, (ii) fail to recommend against acceptance of any tender or exchange offer for the Company Common Stock and reaffirm the Company Recommendation within ten (10) Business Days after commencement of such offer, (iii) make any public statement inconsistent with the Company Recommendation (actions described in clauses (i)-(iii) being referred to as a “Company Adverse Recommendation Change”), (iv) authorize, cause or permit the Company or any of the Company Subsidiaries or any of their respective Agents to enter into any Acquisition Agreement, (v) take any action pursuant to Section 7.01(d)(ii) or (vi) resolve to do any of the foregoing.

(g)          Notwithstanding anything to the contrary set forth in this Agreement, including Section 4.02(f), prior to the Offer Closing (or in the event Approval is Required, the time Shareholder Approval is obtained), but not after, the Board may make a Company Adverse Recommendation Change:

(i)          in order to enter into an Acquisition Agreement with respect to an Acquisition Transaction in connection with the termination of this Agreement pursuant to Section 7.01(d)(ii) if the Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, (A) that failure to take such action is inconsistent with the directors’ fiduciary duties under applicable Law and (B) that such Acquisition Transaction constitutes a Superior Proposal, but only after (1) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action (which notice shall include a copy of the Superior Proposal, a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto), (2) the Company has negotiated, and has caused its Agents to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement and any other agreements relating to the Transaction (and consider such revisions in good faith) such that it would cause such Acquisition Transaction to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Board shall have considered in good faith any proposed revisions to this Agreement and any other agreements relating to the Transaction proposed in writing by Parent in a manner that would form a binding contract if accepted by the Company, and shall have determined that the Acquisition Transaction would continue to constitute a Superior Proposal if such revisions were to be given effect, (4) in the event of any material change to the material terms of such Acquisition Transaction, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above and the notice period shall have recommenced, except that the notice period shall be at least three (3) Business Days (rather than the four (4) Business Days contemplated by clause (1) above), (5) the Company has complied in all material respects with its obligations under this Section 4.02 and (6) if this Agreement is terminated in accordance with Sections 7.01(c)(ii), (c)(iii) or (d)(ii), the Company shall have paid the Termination Fee in accordance with Section 7.02(b) or Section 7.02(c), as the case may be; or

(ii)         if: (A) a material development or change in circumstances occurs or arises after the date of this Agreement that was not known or reasonably foreseeable (but that does not relate to a Takeover Proposal or the Transaction) to the Company as of the date of this Agreement (such material development or change in circumstances being referred to as an “Intervening Event”); (B) at least five Business Days prior to any meeting of the Board at which the Board will consider and determine whether such Intervening Event requires the Board to effect, or cause the Company to effect, a Company Adverse Recommendation Change, the Company provides Parent with a written notice specifying the date and time of such meeting and the reasons for holding such meeting; (C) during such five Business Day period, if requested by Parent, the Company engages in good-faith negotiations with Parent to amend this Agreement in a manner that obviates the need for the Board to effect, or cause the Company to effect, a Company Adverse Recommendation Change as a result of such Intervening Event; and (D) the Board determines in good faith that such change is reasonably required, after consultation with its outside legal counsel, to comply with its fiduciary duties.

(h)          Nothing contained in this Section 4.02 shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act; provided that any disclosure permitted under this Section 4.02(g) that does not contain either an express rejection of any applicable Takeover Proposal or an express reaffirmation of the Company Recommendation shall be deemed a Company Adverse Recommendation Change, or (ii) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company) in which the Company indicates that it has not changed the Company Recommendation.

ARTICLE V.
ADDITIONAL AGREEMENTS

Section 5.01.        Schedule 13E-3; Proxy Statement.

(a)          On the date the Offer Documents and the Schedule 14D-9 are initially filed with the SEC, the Company and Purchaser shall, in a manner that complies with Rule 13e-3 promulgated under the Exchange Act, jointly file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the Transaction (together with all amendments, supplements and exhibits thereto, the “Schedule 13E-3”) and shall jointly mail the Schedule 13E-3 to the holders of Common Stock promptly after filing the Schedule 13E-3 with the SEC. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it for use in the Schedule 13E-3 if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent, Purchaser and the Company shall take all steps necessary to amend or supplement the Schedule 13E-3 and to cause the Schedule 13E-3, as so amended or supplemented, to be filed with the SEC and disseminated to the Company’s shareholders, in each case as and to the extent required by the Exchange Act. Each of the Company, Purchaser and their respective counsel shall be given a reasonable opportunity to review the Schedule 13E-3 before it is filed with the SEC. Each of Parent, Purchaser and the Company shall promptly notify the other parties upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Schedule 13E-3, and shall provide the other parties with copies of all correspondence (or telephonic notice of any oral responses or discussions) with the SEC (or the staff of the SEC). Each of Parent, Purchaser and the Company and Purchaser shall use reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Schedule 13E-3. Prior to the filing of any amendment or supplement to the Schedule 13E-3 or responding to any comments of the SEC (or the SEC staff) with respect to the Schedule 13E-3, each of Parent, Purchaser and the Company shall have a reasonable opportunity to review and to propose comments on such document or response.

(b)          As promptly as practicable following the time it is determined that Approval is Required, but in no event later than twenty (20) calendar days after such time, the Company and Parent shall prepare, and the Company shall file with the SEC, the Proxy Statement (which shall, subject to Section 4.02, include the Company Recommendation), and the Company shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC and its staff with respect thereto or the Transaction (whether written or oral) and, to the extent permitted by applicable Law, to commence mailing of the Proxy Statement to the shareholders of the Company as promptly as practicable (but in no event prior to the clearance of the Proxy Statement by the SEC) after responding to all such comments to the satisfaction of the SEC and its staff. The Company shall promptly notify Parent and its legal counsel upon the receipt of any such comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, and shall provide Parent and its legal counsel with copies of all correspondence between the Company and its Agents, on the one hand, and the SEC and its staff, on the other hand. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC or the staff of the SEC with respect thereto, the Company (i) shall provide Parent and its legal counsel an opportunity to review and comment on such document or response and (ii) provide Parent and its counsel a reasonable opportunity to advise in connection with any discussions or meetings with the SEC; provided that Parent shall use commercially reasonable efforts to provide or cause to be provided its comments to the Company as promptly as reasonably practicable after such document or response is transmitted to Parent for its review.

(c)          Parent and the Company shall each cooperate in the preparation of the Proxy Statement and any amendment or supplement thereto. Without limiting the generality of the foregoing, each of the Company, Parent and Purchaser, as the case may be, shall promptly furnish to the Company in writing the information relating to them required by the Exchange Act to be set forth in the Proxy Statement. The Company shall use commercially reasonable efforts to ensure that the Proxy Statement (i) will not on the date it is first mailed to shareholders of the Company and at the time of the Shareholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Proxy Statement. If, at any time prior to receipt of the Shareholder Approval, any event occurs with respect to the Company, any of the Company Subsidiaries, Parent or Purchaser, or any change occurs with respect to other information to be included in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company or Parent, as the case may be, shall promptly notify the other party of such event and the Company shall promptly file, following compliance with Section 5.01(a), any necessary amendment or supplement to the Proxy Statement, and thereafter promptly prepare and disseminate amended or supplemented proxy materials (and, if required in connection therewith, re-solicit proxies).

(d)          Unless this Agreement has been terminated pursuant to Section 7.01, the Company shall, as soon as practicable after the Proxy Statement has been cleared by the SEC and its staff for mailing to the shareholders of the Company, duly call, give notice of, convene, set a record date for, and hold a meeting of the shareholders of the Company (including any adjournment or postponement thereof, the “Shareholders’ Meeting”) for the purpose of obtaining Shareholder Approval to adopt this Agreement and approve the Merger, in each case, duly called and held for such purpose; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Shareholders’ Meeting only (i) after consultation with, and the consent of, Parent or (ii) if, as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven Business Days prior to the date of the Shareholders’ Meeting as to the aggregate tally of proxies received by the Company with respect to the adoption of this Agreement. “Shareholder Approval” is obtained at the Shareholders’ Meeting if (x) at least a majority of the outstanding shares of Common Stock entitled to vote thereon vote in favor of adopting the Agreement and approving the Merger and (y) at least a majority of the outstanding shares of Common Stock entitled to vote thereon (excluding in the case of this clause (y) all shares of Common Stock beneficially owned, whether directly or indirectly, by Scott D. Dorfman) vote in favor of adopting the Agreement and approving the Merger.

(e)          Unless the Board shall have effected a Company Adverse Recommendation Change in accordance with Section 4.02(g), the Board shall make the Company Recommendation, include such Company Recommendation in the Proxy Statement and use its reasonable best efforts to obtain the Shareholder Approval (including soliciting proxies in favor of the approval of the adoption of this Agreement and the Merger from its shareholders). A Company Adverse Recommendation Change effected by the Board in accordance with Section 4.02(g), however, will not relieve the Company from its obligations hereunder other than as set forth in the prior sentence, and unless this Agreement is terminated in accordance with Section 7.01, the Company shall remain obligated to duly call, give notice of, convene, set a record date for, and hold, the Shareholders’ Meeting in accordance with Section 5.01(c), and submit this Agreement and the Merger for approval by the holders of Common Stock at the Shareholders’ Meeting. The notice of such Shareholders’ Meeting shall state that a resolution to approve and adopt this Agreement and the Merger will be considered at the Shareholder Meeting

Section 5.02.        Access to Information; Confidentiality.

(a)          Subject to restrictions under applicable Law, the Company shall afford to Parent, and to Parent’s officers, employees, accountants, counsel, financial advisors, and their respective Agents, reasonable access, during normal business hours and upon reasonable prior notice to the Company during the period prior to the Effective Time or the termination of this Agreement, to all of its and the Company Subsidiaries’ properties, assets, books, Contracts, personnel, Agents and records and, during such period, the Company shall furnish promptly to Parent and its Agents (i) a copy of each Company SEC Document to be filed with or furnished to the SEC after the date hereof, (ii) such financial and operating data and other information concerning the properties, assets, books, Contracts, personnel and other aspects of the Company and the Company Subsidiaries as Parent may reasonably request (including the financial results of the Company in advance of any filing by the Company with the SEC containing such financial results), (ii) a copy of each material correspondence or written communication with any Governmental Entity, (iii) copies of any correspondence received by the Company relating to the status of the IPOF Approvals and any other information concerning the IPOF Approvals or any other Proceedings involving the Common Stock held by the IPOF Receiver and (iv) all other information as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to such information or personnel to the extent that such disclosure would, based on the advice of outside legal counsel, result in a waiver of attorney-client privilege, the work product doctrine or any other applicable privilege applicable to such information; provided, further, that the Company shall use its commercially reasonable efforts to enter into a joint defense agreement with Parent or implement such other techniques to permit access to such information or personnel if, in the opinion of counsel to the Company, such techniques permit the disclosure of such information or access to such personnel without violating applicable Law or jeopardizing such privilege.

(b)          Except for disclosures expressly permitted by the terms of the confidentiality agreement, dated July 26, 2013, between the Company and Parent (as amended from time to time, the “Confidentiality Agreement”), Parent shall hold, and shall cause Purchaser and its and Purchaser’s respective officers, employees, accountants, counsel, financial advisors and other Agents to hold, all information received from the Company, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

(c)          No investigation pursuant to this Section 5.02 or information provided or received by any party hereto pursuant to this Agreement will affect any of the representations or warranties of the parties hereto contained in this Agreement or the conditions hereunder to the obligations of the parties hereto.

Section 5.03.        Reasonable Best Efforts.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transaction, including using its respective reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, including the receipt of the IPOF Approvals; (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity; and (iii) the delivery of required notices to and the obtaining of all necessary consents, approvals or waivers from third parties under any Material Contract or Company Lease or otherwise to the extent related to the Transaction.

(b)          In furtherance and not in limitation of the foregoing:

(i)          Each of Parent and the Company shall (A) make or cause to be made all filings required of each of them or any of their respective Subsidiaries or Affiliates under the HSR Act or any other applicable Antitrust Laws with respect to the Transaction as promptly as practicable and, in any event, within ten (10) Business Days after the date of this Agreement, (B) comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries from the Federal Trade Commission (“FTC”), the Antitrust Division of the Department of Justice (the “Antitrust Division”) or any other Governmental Entity in respect of such filings or such transactions, and (C) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Governmental Entity under any Antitrust Laws with respect to any such filing or any such transaction. Each such party shall furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the Transaction. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Entity regarding any such filings or any such transaction. No party hereto shall independently participate in any substantive meeting or discussion, either in person or by telephone, with a Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analysis, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act or other Antitrust Laws.

(ii)         Each of Parent and the Company shall use its respective reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transaction under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”). Each of Parent and the Company shall use its respective reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement, including by requesting early termination of the waiting period under the HSR Act.

(c)          Notwithstanding anything to the contrary herein, in connection with the receipt of any necessary governmental approvals or clearances (including under any Antitrust Law), nothing in this Agreement shall require Parent or Purchaser, nor shall the Company or any of its Subsidiaries without the prior written consent of Parent agree or proffer to, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate in a specified manner, any portion of the business or assets of Parent, any Affiliate of Parent, the Company or any of their respective Subsidiaries. Notwithstanding anything to the contrary herein, in no event shall Parent or any of its Subsidiaries be obligated to litigate or participate in the litigation of any Proceeding or appeal any Order issued, granted or entered by any Governmental Entity (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the consummation of the Transaction or seeking to obtain from Parent or any of its Subsidiaries any damages in connection therewith, or (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective Affiliates of all or any portion of the business, assets or any product of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries or Affiliates or to require any such Person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or enter into a consent decree or hold separate all or any portion of the business, assets or any product of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries or Affiliates, in each case as a result of or in connection with the Transaction. Without limiting the generality of the foregoing, the Company (i) shall give Parent the opportunity to participate in the defense of any Proceeding against the Company and/or its directors relating to the Transaction, and (ii) will obtain the prior written consent of Parent prior to settling or satisfying any such Proceeding, unless the effects of any such settlement or satisfaction do not include any of the effects described in this Section 5.03(c).

Section 5.04.        Indemnification; Advancement of Expenses; Exculpation and Insurance.

(a)          From and after the Effective Time, Parent and the Surviving Corporation shall (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or any of its Subsidiaries or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or taken at the request of the Company or any of its Subsidiaries (including in connection with serving at the request of the Company or any of its Subsidiaries as a director, officer, employee, trustee or fiduciary of another Person (including any Company Benefit Plan), in each case under (A) or (B), at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating in whole or in part to the Transaction), to the fullest extent permitted under applicable Law, and (ii) assume all obligations of the Company and the Company Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in (1) the Organizational Documents of the Company and the Company Subsidiaries as in effect on the date of this Agreement, and (2) any indemnification agreement between any such Indemnitee and the Company or any of the Company Subsidiaries as currently in effect, which agreements shall survive the Transaction and continue in full force and effect in accordance with their terms. In addition, from and after the Effective Time, the Surviving Corporation shall pay any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.04 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.04) as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law. Notwithstanding anything to the contrary herein, all rights to indemnification and advancement of expenses existing in favor of, and all limitations on the personal liability of, each Indemnified Party provided for in this Section 5.04 or in the Organizational Documents of the Company and the Company Subsidiaries or otherwise in effect as of the date hereof (including through any indemnification agreement) shall not be modified, and shall survive the Transaction and continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, advancement of expenses and limitations on personal liability in respect of any claim, suit, action, proceeding or investigation asserted or made within such period shall continue until the final disposition of such claim, suit, action, proceeding or investigation.

(b)          For the six (6) year period commencing immediately after the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage required above with respect to matters occurring prior to the Effective Time); provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premium paid as of the date hereof by the Company for such insurance (such 300% amount, the “Base Premium”); and provided further that, if the aggregate annual premiums for such insurance shall exceed the Base Premium, then Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium equal to the Base Premium. Prior to the Effective Time Parent or the Company may purchase, for an aggregate amount that shall not exceed the Base Premium, a six-year prepaid “tail policy” on terms and conditions providing at least materially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the transactions contemplated hereby. If such prepaid “tail policy” has been obtained by Parent or the Company, it shall be deemed to satisfy all obligations of the Parent to obtain insurance pursuant to this Section 5.04. The Surviving Corporation shall not amend, modify, cancel or revoke such policy and each shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(c)          The provisions of this Section 5.04 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.04 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.04 applies unless (A) such termination or modification is required by applicable Law, or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.04 applies shall be third party beneficiaries of this Section 5.04).

(d)          In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.04.

Section 5.05.       Fees and Expenses. All fees and expenses incurred in connection with this Agreement, the Transaction shall be paid by the party incurring such fees or expenses, whether or not the Transaction is consummated; provided, however, Parent shall pay all of the filing fees and expenses for the pre-merger notification and report forms under the HSR Act; provided, further, that the Company shall pay all of the fees and expenses in connection with the preparation of the Company’s pre-merger notification and report forms under the HSR Act, if any.

Section 5.06.        Public Announcements.  The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transaction and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that (a) a party may, without the prior written consent of the other party, issue such press release or make such public statement as may be required by Law or the applicable rules of any stock exchange or quotation system if the party issuing such press release or making such public statement has used its reasonable best efforts to consult with the other party and to obtain such party’s consent but has been unable to do so in a timely manner, and (b) the Company may, without the prior written consent of Parent, and in compliance with any applicable notification provisions in Section 4.02, issue such press release or make such public statement release or announcement with respect to a Company Adverse Recommendation Change effected in accordance with Section 4.02(g). The parties agree that the initial press release to be issued with respect to the Transaction shall be in the form heretofore agreed to by the parties.

Section 5.07.        Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement or the Transaction from any Person alleging that the consent of such Person is or may be required in connection with this Agreement or the Transaction, (b) any Proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or, in the case of the Company, a Company Subsidiary, and, in the case of Parent and Purchaser, any of their respective Subsidiaries, which relate to this Agreement or the Transaction, (c) and notice or correspondence received by the Company relating to the status of the IPOF Approvals and any other information concerning the IPOF Approvals and (d) any inaccuracy or breach of any representation or warranty or breach of covenant or agreement contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 6.01 or any of the Offer Conditions, or in the event Approval is Required, Sections 6.01 or 6.02, not to be satisfied.

Section 5.08.        Employee Matters.

(a)          For a period of not less than twelve (12) months following the Effective Time, the employees of the Company who remain in the employment of the Surviving Corporation and its Subsidiaries at the Effective Time (the “Continuing Employees”) shall receive compensation and employee benefits (other than equity compensation plans or arrangements) that are substantially comparable in the aggregate to the employee benefits provided to the employees of the Company immediately prior to the Effective Time.

(b)         Parent shall cause the Surviving Corporation to recognize the service of each Continuing Employee as if such service had been performed with Parent for purposes of vesting, eligibility and benefit accruals in any benefit plan, program or policy covering that Continuing Employee following the Effective Time, but not for the purposes of benefit accruals that would result in duplication of benefits.

(c)          Nothing contained herein shall be construed as requiring Parent or the Surviving Corporation to continue any specific plans or to continue the employment of any specific person; provided, however, that Surviving Corporation will, and Parent shall cause Surviving Corporation to, comply with terms and conditions of all employment, severance and other compensatory agreements or arrangements with any directors or employees of the Company that are in effect as of the date hereof, all of which are listed in Section 5.08(c) of the Company Disclosure Schedule.

(d)         With respect to any welfare plan maintained by Parent in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company and its Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid in the plan year in which the Effective Time occurs, but prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(e)          Nothing in this Section 5.08 will create any third-party beneficiary right for the benefit of any Person other than the parties to this Agreement, or any right to employment or continued employment or to a particular term or condition of employment with Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates. Nothing in this Section 5.08 or any other provision of this Agreement (i) will be construed to establish, amend, or modify any benefit or compensation plan, program, agreement or arrangement, or (ii) will limit the ability of Parent or any of its Affiliates (including, following the Closing, the Surviving Corporation or any of the Company Subsidiaries) to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

Section 5.09.        Financing.

(a)          From and after the date of this Agreement, the Company shall, and shall cause its Agents and each Company Subsidiary and its Agents to, use reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with the arrangement of the debt financing contemplated by the Debt Commitment Letters or any replacement debt commitment letters (the “Debt Financing”), including:

(i)          furnishing Parent as promptly as reasonably practicable with (A) the audited consolidated financial statements of the Company and the Company Subsidiaries no later than 90 days following the end of each fiscal year, (B) the unaudited consolidated financial statements of the Company and the Company Subsidiaries no later than 45 days following the end of each fiscal quarter, (C) the monthly consolidated financial statements of the Company and the Company Subsidiaries no later than 15 days following the end of each calendar month and (D) all other financial information and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent to consummate the Debt Financing as is customary to be included in marketing materials for senior secured term or revolving credit facility indebtedness;

(ii)         participating, at Parent’s sole cost, in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions, meetings with prospective lenders and sessions with ratings agencies in connection with the Debt Financing and assisting with the preparation of customary confidential information memoranda, bank information memoranda and other materials and other documentation to be used in such meetings, presentations, road shows or sessions or otherwise used in the syndication of any credit facilities;

(iii)        cooperating reasonably with the due diligence efforts of prospective lenders, including (A) providing one or more third-party diligence service providers with reasonable access to the Company and the Company Subsidiaries and (B) furnishing Parent and the prospective lenders with current data on the credit and other characteristics of the Company and the Company Subsidiaries; and

(iv)        at Parent’s sole cost, assisting reasonably in the preparation of, and executing and delivering, one or more credit or other agreements, as well as any pledge and security documents and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Parent and otherwise reasonably facilitating the pledging of collateral.

(b)         Nothing in this Section 5.09 shall affect the obligation of the Guarantor under the Equity Commitment Letter to provide the full amount of the Equity Financing to Parent, subject to the terms and conditions of the Equity Commitment Letter, at Closing if all or any portion of the Debt Financing is unavailable at Closing.

Section 5.10.       State Takeover Laws. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable Law becomes or is deemed to be applicable to the Company, Parent, Purchaser or the Transaction, then each of the Company, Parent, Purchaser, and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that the Transaction may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover applicable Law inapplicable to the foregoing.

Section 5.11.       Director Resignations. Prior to the Closing, other than with respect to any directors identified by Parent in writing to the Company two (2) days prior to the Closing Date, the Company shall deliver to Parent resignations executed by each director of the Company in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 5.12.       Section 16 Matters. Prior to the Effective Time, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and in accordance with the Interpretative Letter dated January 12, 1999 issued by the SEC relating to Rule 16b-3, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the Transaction by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company.

Section 5.13.       Company SEC Documents.  Without limiting the terms of Section 5.01, from and after the date of this Agreement, the Company shall timely file with or furnish to the SEC all Company SEC Documents required to be so filed or furnished under the Securities Act or the Exchange Act and the Company shall take reasonable efforts consistent with past practices to ensure none of the information contained therein will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.14.       Shareholder Litigation.  Notwithstanding anything in Section 4.01(i) to the contrary, the Company shall give Parent the opportunity to participate in the defense and settlement of any shareholder litigation against the Company and/or its directors relating to this Agreement and the Transaction and no such settlement shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld.

Section 5.15.       Rule 14d-10 Matters.  Prior to the expiration of the Offer, the Company will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of this Agreement by the Company or any Company Subsidiary with current or future directors, officers or employees of the Company or any Company Subsidiary (including the Employment Agreements and the Aircraft Lease) and to ensure that any such arrangements fall within the non-exclusive safe harbor provisions of such rule.

ARTICLE VI.
CONDITIONS PRECEDENT

Section 6.01.        Conditions to Each Party’s Obligation to Effect the Transaction.  The respective obligation of each party to effect the Transaction is subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a)          Shareholder Approval. If Approval is Required, the Shareholder Approval shall have been obtained.

(b)          Antitrust.  The waiting period (and any extension thereof) applicable to the Merger under the HSR Act and any other applicable Antitrust Laws shall have been terminated or shall have expired, and any required approvals thereunder shall have been obtained.

(c)          No Injunctions or Restraints.  No Law or Order enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Transaction or making the consummation of the Transaction illegal.

(d)          Consummation of the Offer.  Unless Approval is Required, the Offer Closing shall have occurred.

Section 6.02.       Conditions to Obligations of Parent and Purchaser.  In the event Approval is Required, the obligations of Parent and Purchaser to effect the Transaction are further subject to the satisfaction or (to the extent permitted by law) waiver by Parent on or prior to the Closing Date of the following conditions:

(a)          Representations and Warranties.  (i) The representations and warranties of the Company contained in Sections 3.01(b)(i)-(v), 3.01(c)(i), 3.01(f)(ii), 3.01(p), 3.01(q) and 3.01(s) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) all other representations and warranties of the Company shall be true and correct in all respects (disregarding any “material”, “Material Adverse Effect” or “Material Adverse Change” qualifiers contained therein) as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where the failure of such representations or warranties described in this clause (ii) to be so true and correct would not have a Material Adverse Effect; provided in each case that representations and warranties made as of a specific date shall be required to be so true and correct (subject, in the case of the representations and warranties described in this clause (ii), to such qualifications) as of such date only.

(b)          Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)          Certificates.  The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer, certifying to the effect that the conditions set forth in Sections 6.02(a) and (b) have been satisfied.

(d)          No Material Adverse Effect.  Since the date of this Agreement there shall not have been any Material Adverse Effect.

(e)          IPOF Approvals.  The Company shall deliver to Parent on or prior to the Closing Date evidence of the approval of (i) the special receiver for the IPOF Fund, L.P. assets (“IPOF Receiver”), appointed by the United States District Court for the Northern District of Ohio, authorizing the sale of the Common Stock held by the IPOF Receiver and (ii) the United States District for the Northern District of Ohio for the sale of the Common Stock held by the IPOF Receiver in trust (collectively, the “IPOF Approvals”).

(f)          Dissenting Shares.  The number of Dissenting Shares for which demands for appraisal have been made and not withdrawn shall not exceed 5% of the number of shares of Common Stock outstanding as of the date of this Agreement.

(g)          FIRPTA Certificate.  The Company shall have delivered to Parent a duly executed affidavit, in form and substance reasonably acceptable to the Buyer, dated as of the Closing Date and in compliance with Section 1445 of the Code and the Treasury regulations promulgated thereunder, stating that the Company is not a “United States real property holding corporation” within the meaning of the Code.

Section 6.03.        Conditions to Obligations of the Company  In the event Approval is Required, the obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by law) waiver by the Company on or prior to the Closing Date of the following conditions:

(a)          Representations and Warranties.  (i) The representations and warranties of Parent and Purchaser contained in Sections 3.02(b)(i) and 3.02(h) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) all other representations and warranties of Parent and Purchaser shall be true and correct in all respects (disregarding any “material” or “Parent Material Adverse Effect” qualifiers contained therein) as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where the failure of such representations or warranties described in this clause (ii) to be so true and correct would not have a Parent Material Adverse Effect.

(b)          Performance of Obligations of Parent and Purchaser. Parent and Purchaser shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c)          Certificates. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by a duly authorized officer of Parent, certifying to the effect that the conditions set forth in Sections 6.03(a) and (b) have been satisfied.

Section 6.04.        Frustration of Closing Conditions  None of the Company, Parent or Purchaser may rely on the failure of any condition set forth in Section 6.01, Section 6.02, Section 6.03 or Annex I as the case may be, to be satisfied if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Transaction, as required by and subject to Section 5.03.

ARTICLE VII.
TERMINATION, AMENDMENT AND WAIVER

Section 7.01.        Termination. This Agreement may be terminated, and the Transaction abandoned, at any time prior to the Effective Time (except as otherwise provided below):

(a)          by the mutual written consent of Parent and the Company;

(b)          by either Parent or the Company upon written notice to the other party, if:

(i)          the Transaction shall not have been consummated on or before May 14, 2014 (the “Offer End Date”); provided, however, that, in the event Approval is Required, the Offer End Date shall automatically be extended to September 14, 2014 (the “Extended End Date”); provided further that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party whose willful and material breach of a representation, warranty or covenant in this Agreement has been a proximate cause of the failure of the Transaction to be consummated on or before the Offer End Date or, if Approval is Required, the Extended End Date;

(ii)         any Restraint having any of the effects set forth in Section 6.01(b) shall be in effect and shall have become final and nonappealable; or

(iii)        the Shareholder Approval shall not have been obtained at the Shareholders’ Meeting duly convened therefor or at any permitted adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 7.01(b)(iii) shall not be available to the Company where the failure to obtain the Shareholder Approval is caused by any material breach of Section 4.02.

(c)          by Parent upon written notice to the Company, if:

(i)          the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.01 or any of the Offer Conditions, or in the event Approval is Required, Sections 6.01 or 6.02 and (B) is incapable of being cured, or is not cured, by the Company on or prior to the earlier to occur of (1) the Offer End Date or, if Approval is Required, the Extended End Date, or (2) the 20th calendar day following receipt of written notice of such breach or failure to perform from Parent; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Purchaser is then in breach of any representation, warranty, covenant or agreement hereunder that would result in the closing conditions set forth in Section 6.01, or in the event Approval is Required, Sections 6.01 or 6.03, not being satisfied;

(ii)         the Board shall have effected a Company Adverse Recommendation Change; or

(iii)        (A) the Company shall have entered into, or publicly announced its intention to enter into, or publicly recommended, an Acquisition Agreement in respect of a Takeover Proposal or a Superior Proposal; or (B) the Company shall have breached in any material respect Section 4.02.

(d)          by the Company, if:

(i)          Parent or Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.01, or in the event Approval is Required, Sections 6.01 or 6.03, and (B) is incapable of being cured, or is not cured, by Parent and Purchaser on or prior to the earlier to occur of (1) the Offer End Date or, if Approval is Required, the Extended End Date, or (2) the 20th calendar day following receipt of written notice of such breach or failure to perform from the Company; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in breach of any representation, warranty, covenant or agreement hereunder that would result in the closing conditions set forth in Section 6.01 or any of the Offer Conditions, or in the event Approval is Required, Sections 6.01 or 6.02, not being satisfied; or

(ii)         prior to the Offer Closing, or in the event Approval is Required, prior to the receipt of Shareholder Approval, the Board authorizes the Company, in compliance with the terms of this Agreement, to enter into an Acquisition Agreement in respect of a Superior Proposal; provided, however, that (A) the Company has complied in all material respects with Section 4.02 and (B) the Company shall pay any amounts due pursuant to Section 7.02(b) in accordance with the terms, and at the times, specified in Section 7.02; and provided further that in the event of such termination, the Company concurrently with such termination enters into such Acquisition Agreement.

Section 7.02.        Termination Fee; Expenses.

(a)          In the event that (i) after the date of this Agreement and prior to the Offer Closing, or in the event Approval is Required, prior to obtaining Shareholder Approval, a Takeover Proposal shall have been made to the Company or shall have been made directly to the shareholders of the Company generally, and (ii) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b)(i) or Section 7.01(b)(iii) or by Parent pursuant to Section 7.01(c)(i), and (iii) within nine (9) months after such termination, the Company (A) consummates a transaction that constitutes a Takeover Proposal or (B) enters into an Acquisition Agreement with respect to any Takeover Proposal and such Takeover Proposal is consummated within twelve (12) months after such termination, then the Company shall pay Parent a fee equal to $4,344,505 (the “Termination Fee”) (reduced dollar-for-dollar by the amount of any Parent Expenses that may have been previously paid pursuant to Section 7.02(d) or Section 7.02(e)) by wire transfer of same-day funds concurrently with the execution of the Acquisition Agreement or the consummation of such transaction, whichever occurs first. For purposes of this Section 7.02(a), references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

(b)         In the event that this Agreement is terminated by Parent pursuant to Section 7.01(c)(ii) or Section 7.01(c)(iii), then the Company shall pay Parent the Termination Fee by wire transfer of same-day funds no later than the second Business Day following such termination.

(c)          In the event that this Agreement is terminated by the Company pursuant to Section 7.01(d)(ii), then the Company shall pay Parent the Termination Fee by wire transfer of same-day funds concurrently with, and as a condition to the effectiveness of, such termination.

(d)          In the event that this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b)(i) or Section 7.01(b)(iii), except to the extent such termination is the result of Parent or Purchaser’s breach, the Company shall reimburse Parent for all reasonable documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financing sources (including commitment fees), experts and consultants) incurred by Parent, Purchaser or their respective Affiliates in connection with this Agreement or the Transaction not to exceed $1,500,000 in the aggregate (such expenses subject to such limit, the “Parent Expenses”) by wire transfer of same-day funds no later than the second Business Day following such termination.

(e)          In the event that this Agreement is terminated by Parent pursuant to Section 7.01(c)(i), the Company shall reimburse Parent for the Parent Expenses by wire transfer of same-day funds no later than the second Business Day following such termination.

(f)          The parties acknowledge and agree that the provisions for payment of the Termination Fee and the Parent Expenses are an integral part of the Transaction and are included herein in order to induce Parent to enter into this Agreement and to reimburse Parent for incurring the costs and expenses related to entering into this Agreement and consummating the Transaction. If the Company fails to pay the Termination Fee or Parent Expenses and Parent or Purchaser commences a suit which results in a final, non-appealable judgment against the Company for the Termination Fee or the Parent Expenses, or any portion thereof, then the Company shall pay Parent and Purchaser their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Termination Fee at the prime rate (as published in The Wall Street Journal) in effect on the date such payment was required to be made through the date of payment; provided that if the court in such suit determines in a final, non-appealable judgment that Parent or Purchaser is not entitled to the Termination Fee or the Parent Expenses, or any portion thereof, then Parent shall pay the Company its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit.

(g)          The parties acknowledge that in no event shall the Company be required to pay an aggregate amount in excess of $4,344,505 whether or not the Termination Fee or Parent Expenses may be payable under more than one provision of this Agreement, and in no event shall the Company be required to pay the Parent Expenses more than once.

Section 7.03.        Effect of Termination.

(a)          In the event of the termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Purchaser or the Company and their respective directors, officers, employees, partners, members or shareholders; provided, however, that (i) the agreements contained in Section 5.02(b), Section 5.05, Section 7.02, Section 7.03 and ARTICLE VIII shall survive the termination of this Agreement, and (ii) none of Parent, Purchaser or the Company shall be relieved from liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and that nothing in this Agreement shall prohibit either party from seeking to prove that such damages include the benefit of the bargain lost by such party or such party’s shareholders) arising out of the willful and material breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement, subject to Sections 7.03(b) and 8.12(c); provided, further, that the failure of Parent and Purchaser to consummate the Transaction after all conditions in Section 6.01 and the Offer Conditions have been satisfied, or in the event Approval is Required, after all conditions in Sections 6.01 and 6.02 have been satisfied, or, to the extent permitted, waived (other than those conditions that by their terms are to be satisfied upon Closing), shall be deemed a willful and material breach by Parent and Purchaser of this Agreement.

(b)          The parties agree that the payment of the Termination Fee and the Parent Expenses shall be the sole and exclusive remedy available to Parent and Purchaser with respect to this Agreement and the Transaction in the event any payment of the Termination Fee or the Parent Expenses become due and payable under the terms of this Agreement, and, upon payment of the Termination Fee and/or the Parent Expenses the Company shall have no further liability to Parent and Purchaser hereunder. The parties agree that, except in the event of fraud, the payment of the Termination Fee and/or the Parent Expenses in the circumstances in which the Termination Fee and/or the Parent Expenses become payable, constitutes liquidated damages and is not a penalty, but rather a reasonable amount that will compensate the Parent and Purchaser for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transaction.

ARTICLE VIII.
GENERAL PROVISIONS

Section 8.01.        Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.02.        Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by facsimile (providing confirmation of transmission) or sent by prepaid overnight courier (providing proof of delivery) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

if to Parent or Purchaser, to:

c/o Sterling Fund Management, LLC

401 North Michigan Avenue, Suite 3300

Chicago, Illinois 60611

Telecopy No.: (312) 465-7001

Attention: Office of General Counsel

with a copy (which shall not constitute notice) to:

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, Illinois 60661

Telecopy No.: (312) 577-8870

Attention: Saul Rudo, Esq. and Jeffrey R. Patt, Esq.

if to the Company, to:

Innotrac Corporation

6465 East Johns Crossing

Johns Creek, Georgia 30097

Telecopy No.: (678) 584-8949

Attention: Scott D. Dorfman

with a copy (which shall not constitute notice) to:

Kilpatrick Townsend & Stockton LLP

1100 Peachtree Street NE, Suite 2800

Atlanta, Georgia 30309

Telecopy No.: (404) 541-3402

Attention: David A. Stockton, Esq.

Section 8.03.        Definitions.  For purposes of this Agreement:

(a)          “Affiliate” means, as to any Person (i) any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural Person, any member of the immediate family of such natural Person;

(b)          “Business Day” means any day other than a Saturday, Sunday or any other day on which the banks in Chicago, Illinois or Atlanta, Georgia are required or authorized by Law to be closed;

(c)          “Company Lease” shall mean any lease, sublease, sub-sublease, license and other agreement under which the Company leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property;

(d)          “Company Subsidiary” means a Subsidiary of the Company;

(e)          “Debt Commitment Letter” means that certain Commitment Letter, dated as of the date hereof, from the Debt Financing Sources;

(f)          “Debt Financing” means the debt financing commitments made pursuant to the Debt Commitment Letter;

(g)          “Debt Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with any Debt Financing Sources Relates Parties involved in the Debt Financing, and their successors and assigns;

(h)          “Debt Financing Sources Related Parties” means the Debt Financing Sources and any former, current and future Affiliates, officers, directors, managers, employees, shareholders, equityholders, members, managers, partners, agents, representatives, successors or assigns of any of the foregoing;

(i)          “Dissenting Shares” means shares of Common Stock owned of record by any shareholder who has demanded appraisal of such Common Stock shares in accordance with and as contemplated by Section 14-2-1302, et seq. of the GBCC and, as of the Effective Time, has neither effectively waived, withdrawn or lost such right to appraisal nor failed to perfect such right to appraisal;

(j)          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder;

(k)          “Equity Financing” means the cash amount sent forth in the Equity Commitment Letter committed by Guarantor to Parent;

(l)          “Excluded Shares” means, collectively, the Dissenting Shares and the shares of Common Stock described in Sections 2.01(a)(i) and 2.01(a)(ii);

(m)          “Guarantor” means Sterling Capital Partners IV, L.P.;

(n)          “Hazardous Materials” means any “hazardous waste” as defined in either the Resource Conservation and Recovery Act or regulations adopted pursuant to said act, any “hazardous substances” or “pollutant” or “contaminant” as defined in the Comprehensive Environmental Response, Compensation and Liability Act or regulations adopted pursuant to said act and, to the extent not included in the foregoing, any petroleum or fractions thereof, petroleum products, asbestos, asbestos-containing materials, polychlorinated biphenyls, or toxic mold, mildew or fungi;

(o)          “Indebtedness” means (A) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, (B) any obligations evidenced by notes, bonds, debentures or similar Contracts (as defined below) to any Person, (C) any capital lease obligations properly categorized as such under GAAP to any Person, (D) any obligations in respect of letters of credit and bankers’ acceptances, or (E) any guaranty of any such obligations described in clauses (A) through (D) of any Person other than the Company or any of its Subsidiaries, in each case, together with all interest, fees and penalties relating to any of the foregoing. For the avoidance of doubt, the term “Indebtedness” shall not include accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business.

(p)          “Knowledge of the Company”, the “Company’s Knowledge” or references to the Company’s “awareness” or similar references means, with respect to any matter in question, the actual knowledge of Scott D. Dorfman, Larry Hanger, Steve Keaveney, Ed Ringer and Robert Toner and what each individual would have known (i) upon reasonable inquiry of the persons reporting directly to such individual and (i) after reasonable review of reports and documents in their actual possession;

(q)          “Laws” means all statutes, laws, ordinances, rules, regulations, judgments and Orders of any Governmental Entity;

(r)          “Leased Real Property” means all interests in real property pursuant to the Company Leases;

(s)          “Material Adverse Change” or “Material Adverse Effect” means, any condition, circumstance, change, event or occurrence, that, individually or in the aggregate, (i) has had or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries taken as a whole, or (ii) would reasonably be expected to prevent, materially delay or materially impair the Company’s ability to consummate the Transaction, other than, in each case, conditions, circumstances, changes, events, occurrences or effects (A) generally affecting (I) the industry in which the Company and the Company Subsidiaries operate, provided that such changes, events, occurrences or effects do not affect the Company and the Company Subsidiaries, in a materially disproportionate manner as compared to other participants in such industry (the “Industry”), or (II) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, provided that such changes, events, occurrences or effects do not affect the Company and the Company Subsidiaries in a materially disproportionate manner as compared to other participants in the Industry, or (B) arising out of, resulting from or attributable to (I) changes in Law or in generally accepted accounting principles or in accounting standards, or changes in general legal, regulatory or political conditions, provided that such changes, events, occurrences or effects do not affect the Company and its Subsidiaries in a materially disproportionate manner as compared to other participants in the Industry, (II) any litigation arising from allegations of breach of fiduciary duty relating to this Agreement or the Transaction brought by a holder or holders of Common Stock, (III) acts of war, sabotage, hostilities or terrorism, or any escalation or worsening of any such acts of war, sabotage, hostilities or terrorism threatened or underway as of the date of this Agreement that do not affect the Company and the Company Subsidiaries in a materially disproportionate manner as compared to other participants in the Industry, (III) earthquakes, hurricanes, tornados or other natural disasters that do not affect the Company and the Company Subsidiaries in a materially disproportionate manner as compared to other participants in the Industry, (IV) any action taken, or omissions, by the Company or any Company Subsidiary that is specifically required by this Agreement or is taken or omitted with Parent’s written consent or at Parent’s written request, (V) any decline in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the facts or occurrences giving rise or contributing to such decline or change that are not otherwise excluded from the definition of a “Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been, is, or would be a Material Adverse Effect on the Company) or (VI) any failure to meet any internal or public projections, forecasts or estimates of revenue or earnings in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been, is, or would be a Material Adverse Effect on the Company);

(t)          “Nasdaq” means the Nasdaq Capital Market;

(u)          “Non-Waivable Conditions” means the Offer Conditions set forth in clauses (a), (b) and (c) of Annex III;

(v)         “Organizational Documents” means (i) in the case of any Person organized as a corporation, the certificate or articles of incorporation of such corporation (or, if applicable, the memorandum and articles of association of such corporation) and the bylaws of such corporation, (ii) in the case of any Person organized as a limited liability company, the certificate of formation or organization and the limited liability company agreement or operating agreement of such limited liability company, (iii) in the case of any Person organized as a limited partnership, the certificate of limited partnership and limited partnership agreement of such limited partnership, (iv) in the case of any other Person, all constitutive or organizational documents of such Person which address matters relating to the business and affairs of such Person similar to the matters addressed by the documents referred to in clauses (i) through (iii) above in the case of Persons organized as corporations, limited liability companies or limited partnerships and (v) any amendment to any of the foregoing;

(w)          “Parent Material Adverse Effect” means any condition, circumstance, change, event or occurrence that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair the Parent’s or Purchaser’s ability to consummate the Transaction;

(x)          “Permits” means all approvals, accreditations, authorizations, certificates, filings, franchises, licenses, notices and permits of or with all Governmental Entities;

(y)          “Permitted Liens” means (i) Liens specifically identified on the Balance Sheet or in the notes thereto; (ii) Liens for taxes, assessments or other governmental charges and levies not yet due and payable or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are reflected on Balance Sheet in accordance with GAAP; (iii) immaterial Liens that, individually or in the aggregate with all other Permitted Liens, do not and will not materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries taken as a whole as currently used; (iv) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, and other similar Liens imposed by applicable law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith; and (v) Liens relating to deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, and other types of social security;

(z)          “Person” means any natural person, individual, firm, corporation, company, partnership, limited liability company, joint venture, association, business trust, trust, unincorporated organization, Governmental Entity or other entity;

(aa)         “Proceeding” means any action, suit, claim, arbitration, audit, assessment, hearing, investigation, litigation or suit by or before any Governmental Entity or arbitrator;

(bb)         “Subsidiary” means, with respect to any Person, any other Person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

Section 8.04.         Interpretation.  When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article of, a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or statute defined or referred to herein or in any Contract that is referred to herein means such Contract or statute as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Each party and its counsel have reviewed the terms and provisions of this Agreement and have contributed to its drafting. The rules of construction providing that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. The terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

Section 8.05.       Amendments.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors or similar governing bodies at any time prior to the Effective Time; provided, however, that after the approval of this Agreement by the shareholders of the Company, no amendment may be made which under applicable Law requires the approval of the shareholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.06.       Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other parties, and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties granting the waiver or extension. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, may be construed as a waiver of any other breach or default, or as a waiver of any future breaches of, defaults under or rights to exercise such provisions, rights or privileges hereunder.

Section 8.07.       Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

Section 8.08.        Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts thereof signed and delivered (by facsimile or other electronic means) by the other party hereto.

Section 8.09.       Entire Agreement; No Third-Party Beneficiaries.  This Agreement, the Company Disclosure Schedule and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their Affiliates with respect to the subject matter of this Agreement, the Company Disclosure Schedule and the Confidentiality Agreement and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, and (b) except for the provisions of (i) ARTICLE II, (ii) Section 5.04, and (iii) Sections 8.09, 8.12(b), 8.12(d) and 8.13 (which shall be for the benefit of the Debt Financing Sources and the Debt Financing Sources Related Parties, which will have the rights provided for therein) are not intended to and do not confer upon any Person other than the parties hereto any legal or equitable rights or remedies hereunder.

Section 8.10.       GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF GEORGIA, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

Section 8.11.        Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void; provided, however, that nothing in this Agreement shall, or is intended to limit, the ability of Parent and Purchaser to assign their rights or delegate their responsibilities, liabilities and obligations under this Agreement, in whole or in part, without the consent of the other parties hereto to (a) any Affiliate of Parent or Purchaser, (b) any purchaser of all or substantially all of the assets or capital stock of Parent or any Subsidiary thereof or (c) lenders to Parent, the Surviving Corporation or any of their Subsidiaries as security for borrowings, at any time whether prior to or following the Closing Date, provided that (x) such assignment shall not relieve Parent or Purchaser of its obligations hereunder or the Guarantor of its obligations under the Equity Commitment Letter and (y) the assignee shall expressly assume, by instruments acceptable to the Company, the obligations of Parent and Purchaser hereunder.

Section 8.12.        Specific Enforcement; Consent to Jurisdiction.

(a)          The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. It is accordingly agreed that (i) prior to the valid termination of this Agreement in accordance with Section 7.01 (i) the parties shall be entitled to seek (in a court of competent jurisdiction as set forth in Section 8.12(c)) an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without bond or other security being required, this being in addition to any remedy to which they are entitled pursuant to Section 7.02 and/or Section 7.03, but subject in all cases to Section 8.12(b), (c) and (d) below, and (ii) the right of specific performance is an integral part of the Transaction and without the right, neither the Company nor Parent nor Purchaser would have entered into this Agreement. Notwithstanding anything to the contrary herein, it is explicitly agreed that the Company shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce the Parent’s and Purchaser’s obligations to consummate the Offer and the Merger and cause the Equity Financing to be funded to fund the Transaction on the terms and conditions set forth herein (as opposed to an injunction, specific performance or other equitable remedy to force Parent and Purchaser to comply with their other obligations set forth herein (other than Parent’s and/or Purchaser’s obligations to effect the Closing), which shall be governed by the preceding sentence), but only in the event that (i) all conditions set forth in Section 6.01 and the Offer Conditions, or in the event Approval is Required, Sections 6.01 and 6.02, have been satisfied (or with respect to certificates to be delivered at the Offer Closing or, in the event Approval is Required, the Closing, are capable of being satisfied upon the Offer Closing or Closing, as applicable) at the time when the Offer or the Merger, as applicable, would have been consummated but for the failure of the Parent to comply with its obligations to effect the Closing pursuant to the terms of this Agreement and the Equity Financing to be funded and (ii) the Company has irrevocably confirmed that, if specific performance is granted, then the Offer or the Merger, as applicable, will be consummated.

(b)          Each of the Company, Parent and Purchaser acknowledges and agrees that the equitable remedies provided in Section 8.12(a) and the payment of the Termination Fee and the Parent Expenses, as provided in Sections 7.02 and 7.03(b), constitute the sole and exclusive remedy under this Agreement and with respect to the Transaction for the party to whom payment thereof has become due and payable. Each of the Company, Parent and Purchaser acknowledges and agrees that in all other circumstances, the parties’ only remedies under this Agreement and with respect to the Transaction shall be (i) prior to a valid termination of this Agreement in accordance with Section 7.01, the equitable remedies to the extent provided in Section 8.12(a), and (ii) following a valid termination of this Agreement in accordance with Section 7.01, the right to seek monetary damages for a willful and material breach of this Agreement to the extent provided in Section 7.03(a) and subject to the limitations provided in Section 8.12(c); provided, however, that in no event shall any party be entitled to receive both of the remedies set forth in the foregoing clauses (i) and (ii) (but such party may seek the remedies set forth in the foregoing clauses (i) and (ii) until one of them is awarded).

(c)          Each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of the U.S. District Court for the Northern District of Georgia or of any state court located in the State of Georgia situated in Fulton County, in the event any dispute arises out of this Agreement or the Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the Transaction in any court other than the U.S. District Court for the Northern District of Georgia or a state court located in the State of Georgia situated in Fulton County.

(d)          Each of the parties hereto agrees that (i) it will not bring or support any action, suit, proceeding, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources or any Debt Financing Source Related Party in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or any other letter or agreement related to the Debt Financing or the performance thereof, in any forum other than the U.S. District Court for the Southern District of New York or a state court located in the State of New York situated in New York County and (ii) except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against the Debt Financing Sources shall be exclusively governed by, and construed in accordance with, the internal Laws of the State of New York, without giving effect to principles or rules of conflicts of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 8.13.       Waiver of Jury Trial.  Each party hereto hereby unconditionally and irrevocably waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement, the Transaction, the Debt Financing or any of the transactions contemplated thereby. Each party hereto certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, (d) such party has been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.13 and (e) agrees that such waivers, certifications and acknowledgements shall extend to the Debt Financing Sources and the Debt Financing Source Related Parties. The Company acknowledges and agrees that (i) the Company and its Affiliates shall not have any rights or claims against any Debt Financing Source or any Debt Financing Source Related Party, in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, and (ii) none of the Debt Financing Sources and none of the Debt Financing Source Related Parties shall have any liability or obligation to the Company or any of its Affiliates under this Agreement or for any claim based on, in respect of, or by reason of, the Transaction or in respect of any oral representations made or alleged to have been made in connection herewith, including any dispute arising out of or relating to any breach or failure to perform (whether willfully, intentionally, unintentionally or otherwise) any of their obligations relating to the Debt Commitment Letter or the performance thereof or the financings under the Debt Financing.

Section 8.14.        Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

BLUE EAGLE HOLDINGS, L.P.

By:	/s/ Merrick Elfman
Name: Merrick Elfman
Title: President

BLUE EAGLE ACQUISITION SUB, INC.

By:	/s/Merrrick Elfman
Name: Merrick Elfman
Title: President

INNOTRAC CORPORATION

By:	/s/Joel Marks
Name: Joel Marks
Title: Chairman, Strategic Alternatives Review Committee

[Signature Page to Merger Agreement]

ANNEX I

Officers of Surviving Corporation

Scott Dorfman

Larry Hanger

Steve Keaveney

Ed Ringer

Robert Toner

ANNEX II

Index of Defined Terms

Term	Section

1997 Stock Option Plan	Section 3.01(b)(i)(C)
2000 Stock Option Plan	Section 3.01(b)(i)(C)
2010 Stock Option Plan	Section 3.01(b)(i)(C)
Acceptable Confidentiality Agreement	Section 4.02(c)
Acquisition Agreement	Section 4.02(b)
Acquisition Transaction	Section 4.02(c)(iii)
Affiliate	Section 8.03(a)
Agents	Section 4.02(a)
Agreement	Preamble
Aircraft Lease	Preamble
Antitrust Division	Section 5.03(b)(i)
Antitrust Laws	Section 5.03(b)(ii)
Balance Sheet	Section 3.01(e)(iii)
Balance Sheet Date	Section 3.01(e)(iii)
Bankruptcy and Equity Exceptions	Section 3.01(c)(i)
Base Premium	Section 5.04(b)
Board	Preamble
Book-Entry Shares	Section 2.01(c)
Business Day	Section 8.03 (b)
Cash Out Options	Section 2.03(b)(i)
Certificate of Merger	Section 1.07
Closing	Section 1.06
Closing Date	Section 1.06
Code	Section 2.03(c)
Committee	Preamble
Common Merger Consideration	Section 2.01(c)
Common Stock	Preamble
Common Stock Certificate	Section 2.01(c)
Commonly Controlled Entity	Section 3.01(l)(i)
Company	Preamble
Company Adverse Recommendation Change	Section 4.02(f)
Company Benefit Plans	Section 3.01(l)(i)
Company Copyrights	Section 3.01(o)
Company Disclosure Schedule	Section 3.01
Company Domain Names	Section 3.01(o)
Company Intellectual Property	Section 3.01(o)(xi)
Company Lease	Section 8.03(c)
Company Marks	Section 3.01(o)
Company Patents	Section 3.01(o)
Company Pension Plan	Section 3.01(l)(i)
Company Recommendation	Section 3.01(c)(i)

Term	Section

Company SEC Documents	Section 3.01(e)(i)
Company Software	Section 3.01(o)
Company Subsidiary	Section 8.03(d)
Company Trade Names	Section 3.01(o)
Company Trade Secrets	Section 3.01(o)(viii)
Company’s Knowledge	Section 8.03(p)
Compensation Committee	Preamble
Confidentiality Agreements	Section 5.02(b)
Continuing Directors	Section 1.04(b)
Continuing Employees	Section 5.08(a)
Contract	Section 3.01(c)(ii)
Contributed Shares	Preamble
Contribution Agreement	Preamble
Debt Commitment Letter	Section 8.03(e)
Debt Financing	Section 8.03(f)
Debt Financing Sources	Section 8.03(g)
Debt Financing Sources Related Parties	Section 8.03(h)
Dissenting Shares	Section 8.03(i)
Effective Time	Section 1.07
Employment Agreements	Preamble
Environment	Section 3.01(j)
Environmental Laws	Section 3.01(j)
ERISA	Section 8.03 (j)
Equity Commitment Letter	Preamble
Equity Financing	Section 8.03(k)
Exchange Act	Section 3.01(d)
Excluded Shares	Section 8.03(l)
Extended End Date	Section 7.01(b)(i)
FTC	Section 5.03(b)(i)
GAAP	Section 3.01(e)(ii)
GBCC	Preamble
Government Approval Condition	Annex III
Governmental Entity	Section 3.01(d)
Guarantor	Section 8.03(m)
Hazardous Materials	Section 8.03(n)
HSR Act	Section 3.01(d)
HW	Section 3.01(q)
Indebtedness	Section 8.03(o)
Indemnitee(s)	Section 5.04(a)
Intellectual Property Rights	Section 3.01(o)(xi)
Intervening Event	Section 4.02(g)(ii)
IPOF Approvals	Annex III
IPOF Receiver	Annex III
IRS	Section 3.01(l)(ii)
Knowledge of the Company	Section 8.03(p)

Term	Section

Laws	Section 8.03(q)
Leased Real Property	Section 8.03(r)
Licenses In	Section 3.01(o)
Licenses Out	Section 3.01(o)
Liens	Section 3.01(c)(ii)
Material Adverse Change	Section 8.03(s)
Material Adverse Effect	Section 8.03(s)
Material Contract	Section 3.01(h)
Material Permits	Section 3.01(i)(ii)
Merger	Preamble
Minimum Condition	Annex III
Nasdaq	Section 8.03(t)
Non-Waivable Conditions	Section 8.03(u)
Offer	Preamble
Offer Closing	Section 1.01(c)
Offer Closing Date	Section 1.01(c)
Offer Conditions	Section 1.01(b)
Offer Documents	Section 1.01(e)
Offer End Date	Section 7.01(b)(i)
Offer Price	Preamble
Offer Termination	Section 1.01(c)
Option Cash Amount	Section 2.03(b)(iii)
Order	3.01(c)(ii)
Organizational Documents	Section 8.03(v)
Parent	Preamble
Parent Expenses	7.02(d)
Parent Material Adverse Effect	Section 8.03(w)
Paying Agent	Section 2.05(a)
Permits	Section 8.03(x)
Permitted Liens	Section 8.03(y)
Person	Section 8.03(z)
Preferred Stock	Section 3.01(b)(i)
Proceeding	Section 8.03(aa)
Promissory Note	Section 1.03(b)
Proxy Statement	Section 3.01(d)
Purchaser	Preamble
Purchaser Common Stock	Section 2.01
Registered IP	Section 3.01(o)
Restraints	Section 6.01(b)
Restricted Stock	Section 2.03(a)(i)
Schedule 13E-3	Section 5.01
Schedule 14D-9	Section 1.02(a)
Schedule TO	Section 1.01(e)
SEC	Section 3.01(d)
Securities Act	Section 3.01(e)(i)

Term	Section

Shareholder Approval	Section 5.01(d)
Shareholders’ Meeting	Section 5.01(d)
Stock Options	Section 3.01(b)(i)(C)
Stock Option Plans	Section 3.01(b)(i)(C)
Subscription Agreement	Preamble
Subsidiary	Section 8.03(bb)
Superior Proposal	Section 4.02(e)
Surviving Corporation	Section 1.05
Systems	3.01(o)(ix)
Takeover Proposal	Section 4.02(e)(i)
Takeover Statutes	Section 3.01(p)
tax or taxes	Section 3.01(m)(xvii)
taxing authority	Section 3.01(m)(xvii)
tax returns	Section 3.01(m)(xvii)
Termination Fee	Section 7.02(a)
Third Party IP Rights	Section 3.01(o)(iv)
Top Customer	Section 3.01(u)
Top Vendor	Section 3.01(u)
Top-Up Exercise Date	Section 1.03(b)
Top-Up Closing	Section 1.03(b)
Top-Up Option	Section 1.03(a)
Top-Up Option Shares	Section 1.03(a)
Transaction	Preamble

ANNEX III

Offer Conditions

Notwithstanding any other term of the Offer or this Agreement, the obligation of Purchaser to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of Common Stock promptly after the termination or withdrawal of the Offer), pay for any shares of Common Stock tendered pursuant to the Offer is subject to the satisfaction or, other than the Non-Waivable Conditions, waiver of the following conditions on or prior to the expiration of the Offer:

(a)          Minimum Condition.  There shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Common Stock (excluding shares of Common Stock tendered pursuant to guaranteed delivery procedures that have not actually been delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer) that, when added to the shares of Common Stock directly or indirectly owned by Parent and its wholly-owned subsidiaries (including, for purposes of determining whether the Minimum Condition has been satisfied, the Contributed Shares), would represent (i) at least a majority of the shares of Common Stock outstanding on a fully-diluted basis as of the expiration of the Offer and (ii) at least a majority of the shares of Common Stock outstanding on a fully-diluted basis as of the expiration of the Offer other than those shares of Common Stock beneficially owned by Scott D. Dorfman (the “Minimum Condition”).

(b)          Government Approvals.  The waiting period (and any extension thereof) applicable to the Transaction under the HSR Act and any other applicable Antitrust Laws shall have been terminated or expired, and any required approvals thereunder shall have been obtained (the “Government Approval Condition”).

(c)          Injunctions or Restraints.  No Restraint shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Offer or making the consummation of the Offer illegal.

(d)          Other Conditions.

(i)          Representations and Warranties.  (A) The representations and warranties of the Company contained in Sections 3.01(b)(i)-(v), 3.01(c)(i), 3.01(f)(ii), 3.01(p), 3.01(q) and 3.01(s) as such representations and warranties relate to the Company shall be true and correct in all respects at and as of the date of this Agreement and at and as of the expiration of the Offer as though made at and as of the expiration of the Offer and (B) all other representations and warranties of the Company (including Sections 3.01(b)(i)-(v), 3.01(c)(i), 3.01(f)(ii), 3.01(p), 3.01(q) and 3.01(s) as such representations and warranties relate to the Company Subsidiaries) shall be true and correct in all respects (disregarding any “material”, “Material Adverse Effect” or “Material Adverse Change” qualifiers contained therein) as of the date of this Agreement and at and as of the expiration of the Offer as though made at and as of the expiration of the Offer, except where the failure of such representations or warranties described in this clause (B) to be so true and correct would not have a Material Adverse Effect; provided in each case that representations and warranties made as of a specific date shall be required to be so true and correct (for purposes of this clause (B), disregarding any “material”, “Material Adverse Effect” or “Material Adverse Change” qualifiers contained therein) as of such date only.

(ii)         Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the expiration of the Offer.

(iii)        Material Adverse Effect. Since the date of this Agreement there shall have occurred a Material Adverse Effect.

(iv)        Required Consents. The Company shall have made or obtained any consents, approvals, Orders, authorizations, registrations, declarations, filings or notices set forth on Section 9 of the Company Disclosure Schedule.

(v)         Failure to Obtain IPOF Approvals.  The Company shall have delivered to Parent evidence of the approval of (i) the special receiver for the IPOF Fund, L.P. assets (“IPOF Receiver”), appointed by the United States District Court for the Northern District of Ohio, authorizing the sale of the Common Stock held by the IPOF Receiver and (ii) the United States District for the Northern District of Ohio for the sale of the Common Stock held by the IPOF Receiver in trust (collectively, the “IPOF Approvals”).

(vi)        FIRPTA Certificate. The Company shall have delivered to Parent a duly executed affidavit, in form and substance reasonably acceptable to the Buyer, dated as of the Offer Closing Date and in compliance with Section 1445 of the Code and the Treasury regulations promulgated thereunder, stating that the Company is not a “United States real property holding corporation” within the meaning of the Code.

The Company shall have delivered to Parent a certificate, dated as of the Offer Closing Date and signed by its Chief Executive Officer, certifying to the effect that the conditions set forth in clauses (d)(i) through (d)(iii) have been satisfied.